As filed with the Securities and Exchange Commission on July 11, 2012

                                                    1933 Act File No. 333-181393
                                                     1940 Act File No. 811-03763


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 921

     B.   Name of Depositor: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   Complete address of Depositor's principal executive offices:

                                  2455 Corporate West Drive
                                  Lisle, Illinois  60532

     D.   Name and complete address of agents for service:

         GUGGENHEIM FUNDS DISTRIBUTORS, LLC
         Attention:  Kevin Robinson, Esq.
         General Counsel and Secretary
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention: Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /       immediately upon filing pursuant to paragraph (b)

/ /       on (date) pursuant to paragraph (b)

/ /       60 days after filing pursuant to paragraph (a)(1)

/ /       on (date) pursuant to paragraph (a)(1) of rule 485

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this filing will become effective on July 11, 2012 at 2:00 P.M. Eastern Time pursuant to Rule 487.


                   Guggenheim Defined Portfolios, Series 921

                California Municipal Portfolio of CEFs, Series 7

               New Jersey Municipal Portfolio of CEFs, Series 10

                    Multiple Asset Portfolio Plus, Series 42

                  Diversified Income Wave Portfolio, Series 33



                                GUGGENHEIM LOGO



                     PROSPECTUS PART A DATED JULY 11, 2012

                            Portfolios of securities
                 selected by Guggenheim Funds Distributors, LLC

  An investment can be made in the underlying closed-end funds directly rather than through the trusts. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trust.

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


================================================================================
INVESTMENT SUMMARY

                                    Overview

     Guggenheim Defined Portfolios, Series 921 is a unit investment trust that consists of the California Municipal Portfolio of CEFs, Series 7 (the "California Municipal Trust"), the New Jersey Municipal Portfolio of CEFs, Series 10 (the "New Jersey Municipal Trust"), the Multiple Asset Portfolio Plus, Series 42 (the "Multiple Asset Plus Trust") and the Diversified Income Wave Portfolio, Series 33 (the "Diversified Income Wave Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Guggenheim Funds Distributors, LLC ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trusts.

     The trusts are scheduled to terminate in approximately two years.

================================================================================
CALIFORNIA MUNICIPAL PORTFOLIO OF CEFS, SERIES 7

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The California Municipal Trust seeks to provide current income and the potential for capital appreciation.

                         Principal Investment Strategy

     The trust contains common shares of closed-end investment companies ("Closed-End Funds"), the majority of which contain portfolios that are concentrated in California municipal bonds, which are rated investment-grade by at least one nationally recognized statistical rating organization.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria. See "Investment Policies" in Part B of the prospectus for additional information.

                               Security Selection

     The sponsor has selected for the portfolio Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The trust seeks to provide monthly income that is exempt from federal and California state income taxes by investing in Closed-End Funds that invest in California municipal bonds. Municipal bonds generally offer investors the potential for stable tax-free income. However, a portion of the income may be subject to the alternative minimum tax as well as federal, state and local taxes.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date                        July 11, 2012

Unit Price                                   $10.00

Termination Date                       July 9, 2014

Distribution Date            25th day of each month
               (commencing August 25, 2012, if any)

Record Date                  15th day of each month
               (commencing August 15, 2012, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                         40167U223
Fee Account Cash                          40167U249

Reinvested Distributions
Standard Accounts                         40167U231
Fee Account Reinvest                      40167U256

Ticker                                       CECAGX


          Portfolio Diversification

                                        Approximate
Security Type                  Portfolio Percentage
----------------------         --------------------
Closed-End Funds                            100.00%
                                            -------
Total                                       100.00%
                                            =======

Minimum Investment

All accounts                                 1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage.

     o The Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See "Fees and Expenses" for additional information.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Certain Closed-End Funds held by the trust may invest in securities that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Closed-End Funds held by the trust invest in California municipal bonds. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. Municipal bonds generally generate income exempt from federal income taxation, but may be subject to the alternative minimum tax. In addition, some or all of the income generated by a Closed-End Fund may not be exempt from regular federal or California state income taxes and as a result, the related income paid by the trust may also be subject to regular federal and state income taxes. Capital gains, if any, may be subject to tax. Because the Closed-End Funds are concentrated in bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states.

     o Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                   Tax Status

     Federal Tax. Some dividends on the securities in the trust may be designated as "capital gains dividends" for federal and state tax purposes, generally taxable to you as long-term capital gains. Some dividends on the securities in the trust may qualify as "exempt-interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the securities in the trust will generally be taxable to you as ordinary income. See "Tax Status" in Part B of the prospectus for additional information.

     California Tax. Chapman and Cutler LLP has examined the income tax laws of the State of California to determine its applicability to the trust and to the holders of units in the trust who are full-time residents of the State of California. See "California State Taxes" in Part B of the prospectus for further information regarding California state tax applicable to the trust and California unitholders.

                               Who Should Invest

     You should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.


     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds that hold municipal bonds;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle;

     o    You are seeking an aggressive high-growth investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.


                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                 Percentage
                                  of Public   Amount Per
                                  Offering       $1,000
Investor Fees                     Price (4)     Invested
----------------------------   ------------  -----------
Initial sales fee
  paid on purchase (1)              1.00%       $10.00
Deferred sales fee (2)              2.45         24.50
Creation and
  development fee (3)               0.50          5.00
                                -----------  -----------
Maximum sales fees
  (including creation
  and development fee)              3.95%       $39.50
                                ===========  ===========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)       $8.00
                                ===========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
----------------------------   ------------  -----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)          0.0122         0.122
Estimated Closed-End
  Fund expenses (6)               1.2286        12.286
                                -----------  -----------
 Total                            1.4458%      $14.458
                                ===========  ===========

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of February 2013 and March 2013 and $0.0816 per unit in April 2013. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 3.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $22 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Funds were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $     628
3 years      1,312
5 years      2,016
10 years     3,650

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                  Trust Portfolio

Guggenheim Defined Portfolios, Series 921
California Municipal Portfolio of CEFs, Series 7
The Trust Portfolio as of the Inception Date, July 11, 2012
----------------------------------------------------------------------------------------------------------------
                                                                 Percentage
                                                                 of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                        Offer Price  Shares    Price   Portfolio (2)(3)
----------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (100.00%)
  BFZ      BlackRock California Municipal Income Trust               6.98%     632    $16.6300   $     10,510
  MUC      BlackRock MuniHoldings California Quality
             Fund, Inc.                                              7.99      740     16.2500         12,025
  MYC      BlackRock MuniYield California Fund, Inc.                 7.08      641     16.6200         10,653
  MCA      BlackRock MuniYield California Quality Fund, Inc.         7.98      754     15.9300         12,011
  IIC      Invesco California Municipal Income Trust                 7.00      652     16.1600         10,536
  IQC      Invesco California Quality Municipal Securities           7.01      708     14.9000         10,549
  NKX      Nuveen California AMT-Free Municipal Income Fund          6.99      670     15.7200         10,532
  NAC      Nuveen California Dividend Advantage
             Municipal Fund                                          5.99      576     15.6500          9,014
  NVX      Nuveen California Dividend Advantage Municipal
             Fund 2                                                  6.00      575     15.7200          9,039
  NZH      Nuveen California Dividend Advantage Municipal
             Fund 3                                                  6.99      749     14.0500         10,523
  NQC      Nuveen California Investment Quality Municipal Fund       6.01      562     16.1000          9,048
  NCO      Nuveen California Municipal Market Opportunity
             Fund, Inc.                                              5.99      557     16.2000          9,023
  NCP      Nuveen California Performance Plus Municipal
             Fund, Inc.                                              5.99      568     15.8700          9,014
  NUC      Nuveen California Quality Income Municipal Fund           5.98      543     16.5900          9,008
  NVC      Nuveen California Select Quality Municipal Fund, Inc.     6.02      546     16.5900          9,058
                                                                                                 ------------
                                                                                                 $    150,543
                                                                                                 ============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on July 10, 2012. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on July 10, 2012. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $284 loss to the sponsor on the Inception Date.


================================================================================
NEW JERSEY MUNICIPAL PORTFOLIO OF CEFS, SERIES 10

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The New Jersey Municipal Trust seeks to provide current income and the potential for capital appreciation.

                         Principal Investment Strategy

     The trust contains common shares of closed-end investment companies ("Closed-End Funds"), the majority of which contain portfolios that are concentrated in New Jersey municipal bonds, which are rated investment-grade by at least one nationally recognized statistical rating organization.

     See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria. See "Investment Policies" in Part B of the prospectus for additional information.

                               Security Selection

     The sponsor has selected for the portfolio Closed-End Funds believed to have the best potential to achieve the trust's investment objective. The trust seeks to provide monthly income that is exempt from federal and New Jersey state income taxes by investing in Closed-End Funds that invest in New Jersey municipal bonds. Municipal bonds generally offer investors the potential for stable tax-free income. However, a portion of the income may be subject to the alternative minimum tax as well as federal, state and local taxes.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.


                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date                        July 11, 2012

Unit Price                                   $10.00

Termination Date                       July 9, 2014

Distribution Date            25th day of each month
               (commencing August 25, 2012, if any)

Record Date                  15th day of each month
               (commencing August 15, 2012, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                         40167U264
Fee Account Cash                          40167U280

Reinvested Distributions
Standard Accounts                         40167U272
Fee Account Reinvest                      40167U298

Ticker                                       CENJJX

          Portfolio Diversification

                                        Approximate
Security Type                  Portfolio Percentage
---------------------          --------------------
Closed-End Funds                            100.00%
                                            -------
Total                                       100.00%
                                            =======

Minimum Investment

All accounts                                 1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage.

     o The Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See "Fees and Expenses" for additional information.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Certain Closed-End Funds held by the trust may invest in securities that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Closed-End Funds held by the trust invest in New Jersey municipal bonds. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. Municipal bonds generally generate income exempt from federal income taxation, but may be subject to the alternative minimum tax. In addition, some or all of the income generated by a Closed-End Fund may not be exempt from regular federal or New Jersey state income taxes and as a result, the related income paid by the trust may also be subject to regular federal and state income taxes. Capital gains, if any, may be subject to tax. Because the Closed-End Funds are concentrated in bonds of issuers located in New Jersey, there may be more risk than if the bonds were issued by issuers located in several states.

     o Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.


     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                   Tax Status

     Federal Tax. Some dividends on the securities in the trust may be designated as "capital gains dividends" for federal and state tax purposes, generally taxable to you as long-term capital gains. Some dividends on the securities in the trust may qualify as "exempt-interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the securities in the trust will generally be taxable to you as ordinary income. See "Tax Status" in Part B of the prospectus for additional information.

     New Jersey State Tax. In the opinion of Herold Law, P.A., special counsel for the trust for New Jersey tax matters, under existing law:

     With respect to the non-corporate unitholders who are residents of New Jersey, the income of the trust which is allocable to each such unitholder will be treated as the income of such unitholder under the New Jersey Gross Income Tax. Interest received by the trust from the underlying New Jersey Closed-End Funds which would be exempt from New Jersey Gross Income Tax if directly received by such unitholder will retain its status as tax-exempt interest when received by the trust and distributed to such unitholder.

     See "Tax Status" in Part B of the prospectus for further tax information.


                               Who Should Invest

     You  should consider this investment if:

     o    You want current income and diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o    The trust is part of a longer term investment strategy.

     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds that hold municipal bonds;

     o You are seeking a short-term investment or an investment to be used as a trading vehicle;

     o    You are seeking an aggressive high-growth investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.


                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                 Percentage
                                  of Public   Amount Per
                                  Offering      $1,000
Investor Fees                     Price (4)    Invested
----------------------------   ------------  -----------
Initial sales fee
  paid on purchase (1)              1.00%       $10.00
Deferred sales fee (2)              2.45         24.50
Creation and
  development fee (3)               0.50          5.00
                                -----------  -----------
Maximum sales fees
  (including creation
  and development fee)              3.95%       $39.50
                                ===========  ===========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)       $8.00
                                ===========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
----------------------------   ------------  -----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)          0.0134         0.134
Estimated Closed-End
  Fund expenses (6)               1.2659        12.659
                                -----------  -----------
 Total                            1.4843%      $14.843
                                ===========  ===========

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of February 2013 and March 2013 and $0.0816 per unit in April 2013. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 3.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $15 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Funds were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $     632
3 years      1,324
5 years      2,035
10 years     3,686

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                  Trust Portfolio

Guggenheim Defined Portfolios, Series 921
New Jersey Municipal Portfolio of CEFs, Series 10
The Trust Portfolio as of the Inception Date, July 11, 2012
------------------------------------------------------------------------------------------------------------
                                                             Percentage
                                                             of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                    Offer Price  Shares    Price   Portfolio (2)(3)
------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (100.00%)
  MUJ      BlackRock MuniHoldings New Jersey Quality
             Fund, Inc.                                         11.97%    1,125   $16.0200   $    18,023
  MYJ      BlackRock MuniYield New Jersey Fund, Inc.            12.05     1,088    16.6700        18,137
  MJI      BlackRock MuniYield New Jersey Quality Fund, Inc.     7.99       727    16.5500        12,032
  BLJ      BlackRock New Jersey Municipal Bond Trust             5.00       429    17.5400         7,525
  BNJ      BlackRock New Jersey Municipal Income Trust           8.54       752    17.1000        12,859
  EVJ      Eaton Vance New Jersey Municipal Income Trust         5.04       509    14.9000         7,584
  VTJ      Invesco Van Kampen Trust For Investment Grade
             New Jersey Municipals                               8.52       675    19.0000        12,825
  NXJ      Nuveen New Jersey Dividend Advantage
             Municipal Fund                                     10.98     1,066    15.5000        16,523
  NUJ      Nuveen New Jersey Dividend Advantage
             Municipal Fund 2                                    8.01       706    17.0700        12,051
  NQJ      Nuveen New Jersey Investment Quality
             Municipal Fund, Inc.                               11.92     1,158    15.4900        17,937
  NNJ      Nuveen New Jersey Premium Income
             Municipal Fund, Inc.                                9.98       922    16.3000        15,029
                                                                                             -----------
                                                                                             $   150,525
                                                                                             ===========

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on July 10, 2012. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on July 10, 2012. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $275 loss to the sponsor on the Inception Date.


================================================================================
MULTIPLE ASSET PORTFOLIO PLUS, SERIES 42

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Multiple Asset Plus Trust seeks to provide current income and the potential for capital appreciation by investing in a diversified portfolio comprised of common stocks of publicly-held companies and common shares of closed-end investment companies ("Closed-End Funds") that invest in real estate investment trusts ("REITs"), investment-grade fixed-income securities, high-yield or "junk" securities and international fixed-income securities.

                         Principal Investment Strategy

     The trust will invest in a diversified portfolio that is divided among five asset classes: common stocks of publicly-held companies, REITs, investment-grade fixed-income securities, high-yield securities or "junk" bonds, and international fixed-income securities. The trust will invest in REITs, investment-grade fixed-income securities, high-yield securities and international fixed-income securities by investing in Closed-End Funds that invest in these asset classes.

     Guggenheim Funds, through proprietary research and strategic alliances, will strive to select securities featuring the potential to meet the trust's investment objectives. The sponsor believes that individually these asset classes are quite attractive based on their historical performance and current prospects. However, the sponsor has decided to combine these classes to create a trust that has the potential to benefit from the performance of each of these asset classes and the reduced volatility that can result from an increase in diversification.

     See "Investment Policies" in Part B of the prospectus for additional information.

                               Security Selection

     The trust invests in a diversified portfolio of common stocks of publicly-held companies and Closed-End Funds that invest in REITs, U.S. investment-grade fixed-income securities, high-yield or "junk" securities and international fixed-income securities.

     Common Stocks. As of the initial date of deposit (the "Inception Date"), 19.91% of the trust's portfolio consists of dividend paying common stocks of publicly-held companies listed on national securities exchanges. The common stocks included in the trust represent an ownership interest in publicly-held companies that the sponsor believes have the potential for capital appreciation.

     The sponsor selects U.S.-traded companies that it believes are core holdings of a well-diversified U.S.-traded portfolio. To select the portfolio the sponsor follows a very disciplined process which includes both quantitative and qualitative analysis. The sponsor begins with the companies that currently comprise the Russell 3000 Index and separates these companies into three capitalization groups. The companies comprising the first (or largest) 72.5% of capitalization are classified as large-cap, the stocks comprising the next 15% of capitalization are classified as mid-cap and the remaining 12.5% are classified as small-cap. The sponsor then takes the dividend paying members of the large-cap group and separates these companies into twenty groups based on style and Global Industry Classification Standard ("GICS") sector. Please note that due to the fluctuating nature of security prices, a company's classification as large-cap, mid-cap or small-cap may change after its selection for the portfolio.

     The sponsor then reduces the universe to approximately 150 companies by performing quantitative screening, which may be primarily based on, but not limited to, the following factors:

     o Valuation. The sponsor may screen for reasonably valued companies based on measures such as price-to-earnings, price-to-book, and price-to-cash flow.

     o Growth. The sponsor may screen for companies with a history of better than average growth of revenues, earnings, and dividends.

     o Profitability. The sponsor may screen for companies with a history of consistent and high profitability as measured by return-on-assets, return-on-equity, gross margin and net margin.

     The sponsor then reduces the 150 companies to 29 by performing qualitative analysis, which may be primarily based on, but not limited to, the following factors:

     o Balance Sheet. The sponsor favors companies that possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.

     o Industry Leadership. The sponsor favors companies that possess a strong competitive position among their domestic and global peers.

     o Valuation. The sponsor favors companies with valuations that appear to be attractive based on measures such as price-to-earnings, price-to-book, and price-to-cash flow.

     o Growth. The sponsor favors companies with a history of (and prospects for) better than average growth of revenues, earnings, and dividends.

     o Profitability. The sponsor favors companies with a history of (and prospects for) consistent and high profitability as measured by return-on-assets, return-on-equity, gross margin and net margin.

     Closed-End Funds that invest primarily in REITs. As of the Inception Date, 19.90% of the trust's portfolio consists of Closed-End Funds that invest primarily in REITs. A REIT is a company that buys, develops, finances and/or manages income-producing real estate such as apartments, shopping centers, offices and warehouses. In short, a REIT is a trust that pools the capital of many investors to purchase one or more forms of real estate.

     REITs are currently required to distribute 90% of taxable income annually as dividends to shareholders. Compared to traditional direct investments in real estate, which may be difficult to sell and value, REITs are traded on major stock exchanges making them highly liquid. REIT investors also gain the advantage of skilled management since REIT management teams tend to be experts within their specific property or geographic niches.

     Closed-End Funds that invest primarily in investment-grade fixed-income securities, high-yield securities and international fixed-income securities. As of the Inception Date, 20.10%, 20.05% and 20.04% of the trust's portfolio consists of common stocks of Closed-End Funds that generally invest a majority of their assets in investment-grade fixed-income securities, high-yield securities and international fixed-income securities, respectively.

     High-yield or "junk" securities, the general names for securities rated below investment-grade, are frequently issued by corporations in the growth state of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. See "Description of Ratings" in Part B of the prospectus for additional information regarding the ratings criteria.

     International fixed-income securities are issued by governmental or corporate issuers domiciled in countries other than the United States. Foreign securities typically expose investors to additional risks. See "Risk Factors" in Part B of the prospectus for additional information regarding the additional risks of investing in foreign securities.

     Common stocks of Closed-End Funds are typically traded on national securities exchanges. Such securities are generally managed in accordance with the funds' investment objectives by an investment adviser that charges a fee for such services.

     When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.


                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date                        July 11, 2012

Unit Price                                   $10.00

Termination Date                       July 9, 2014

Distribution Date            25th day of each month
               (commencing August 25, 2012, if any)

Record Date                  15th day of each month
               (commencing August 15, 2012, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                         40167U306
Fee Accounts Cash                         40167U322

Reinvested Distributions
Standard Accounts                         40167U314
Fee Accounts Reinvest                     40167U330

Ticker                                       CMPPOX

          Portfolio Diversification

                                        Approximate
Sector / Security Type         Portfolio Percentage
----------------------         --------------------
Consumer Discretionary                        2.19%
Consumer Staples                              2.28
Energy                                        2.14
Financials                                    2.84
Health Care                                   2.42
Industrials                                   2.06
Information Technology                        3.91
Materials                                     0.68
Telecommunication Services                    0.64
Utilities                                     0.75
International Closed-End Funds               20.04
Investment Grade Closed-End Funds            20.10
Non-Investment Grade Closed-End Funds        20.05
REIT Closed-End Funds                        19.90
                                            -------
Total                                       100.00%
                                            =======

Market Capitalization of                Approximate
Common Stocks (excludes                   Portfolio
Closed-End Funds)                        Percentage
-------------------------      --------------------
Large-Capitalization                        100.00%
                                            -------
Total                                       100.00%
                                            =======

                                        Approximate
Country                        Portfolio Percentage
-----------------------        --------------------
Ireland                                       0.76%
Switzerland                                   0.71
United States                                98.53
                                            -------
Total                                       100.00%
                                            =======

Minimum Investment

All accounts                                 1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage.

     o The Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See "Fees and Expenses" for additional information.

     o The value of fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Certain Closed-End Funds held by the trust invest in REITs and other real estate securities. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the national, state and local economic climate and real estate conditions; perceptions of prospective tenants about the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate markets in the United States; and other factors beyond the control of the issuer of the REIT.

     o Certain Closed-End Funds held by the trust may invest in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Certain Closed-End Funds held by the trust invest in securities that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Certain Closed-End Funds held by the trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     o Certain Closed-End Funds held by the trust may invest in senior loans. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund. Although senior loans in which the Closed-End Funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated.

          Senior loans in which the Closed-End Funds invest:

          --   generally are of below investment-grade credit quality;

          --   may be unrated at the time of investment;

          -- generally are not registered with the Securities and Exchange Commission ("SEC") or any state securities commission; and

          --   generally are not listed on any securities exchange.

          In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

     o Certain Closed-End Funds held by the trust invest in preferred securities. Preferred securities are typically subordinate to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

     o Certain Closed-End Funds held by the trust may invest in call options. The call writing portion of the investment strategy of the Closed-End Funds may not be successful in that the Closed-End Funds may not realize the full appreciation of stocks on which the Closed-End Funds have written call options. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund's adviser's ability to predict pertinent market movements, which cannot be assured.

     o The trust and certain Closed-End Funds held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Certain Closed-End Funds held by the trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o The trust and certain Closed-End Funds held by the trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer, changes in the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affect the issuers. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     o Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.


     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o    You want current income and asset class diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o The trust is part of a longer term investment strategy that may include investment in subsequent trusts, if available.


     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning a multiple asset class portfolio;

     o You are uncomfortable with the risks of an unmanaged investment in securities;


     o You are seeking capital preservation as a primary investment objective; or

     o You are seeking a short-term investment or an investment to be used as a trading vehicle.


                               Fees and Expenses

     This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the portfolio.

                                              Amount Per
                                                 $1,000
                                                Invested
                                 Percentage   at a Public
                                  of Public     Offering
                                  Offering      Price of
Investor Fees                     Price (1)   $10 Per Unit
-----------------------------  ------------  -------------
Initial sales fee
  paid on purchase                  0.00%       $  0.00
Deferred sales fee (2)              3.95          34.50
Creation and
  development fee (3)               0.50           5.00
                                -----------  -------------
Maximum sales fees (1)(2)(3)
  (including creation
  and development fee)              4.45%       $ 39.50
                                ===========  =============
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)       $8.00
                                ===========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
-----------------------------  ------------  -------------
Trustee's fee                     0.1050%      $  1.050
Sponsor's supervisory fee         0.0300          0.300
Evaluator's fee                   0.0350          0.350
Bookkeeping and
  administrative fee              0.0350          0.350
Estimated other trust
  operating expenses (5)          0.0219          0.219
Estimated Closed-End
  Fund expenses (6)               1.1300         11.300
                                -----------  -------------
 Total                            1.3569%      $ 13.569
                                ===========  =============

(1) The maximum sales fee equals the sum of the deferred sales fee and the creation and development fee ("C&D Fee") (as described below). Together, the deferred sales fee and the C&D Fee is a fixed dollar amount equaling $0.395 per unit. Because of this, the maximum sales fee, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. The percentages noted above do not assume a Public Offering Price of $10 per unit. Assuming a Public Offering Price of $10 per unit, the maximum sales fee will be 3.95% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the maximum sales fee will be less than 3.95% of the Public Offering Price. If the price you pay for your units is less than $10 per unit, the maximum sales fee will exceed 3.95% of the Public Offering Price, but in no event will the maximum sales fee exceed 4.45% of the Public Offering Price per unit.

(2) The deferred sales fee is a fixed dollar amount equal to $0.345 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $10 per unit, the deferred sales fee will be 3.45% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 3.45% of the Public Offering Price. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 3.45% of the Public Offering Price; however, in no event will the maximum sales fee exceed 4.45% of the Public Offering Price per unit. The deferred sales fee will be deducted in four monthly installments. The first three installments (approximately $0.0817 per unit) will be deducted on the last business day of each month from November 2012 through January 2013 and the remaining amount of the deferred sales fee ($0.10 per unit) will be deducted on the last business day in February 2013. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between $0.345 per unit and the sum of the maximum remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one- time sales fee of $0.345 per unit.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 4.45% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $20 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Funds were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $     618
3 years      1,285
5 years      1,973
10 years     3,569

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                  Trust Portfolio

Guggenheim Defined Portfolios, Series 921
Multiple Asset Portfolio Plus, Series 42
The Trust Portfolio as of the Inception Date, July 11, 2012
------------------------------------------------------------------------------------------------------
                                                       Percentage
                                                       of Aggregate Initial Per Share     Cost To
  Ticker Company Name (1)                              Offer Price  Shares     Price  Portfolio (2)(3)
------------------------------------------------------------------------------------------------------
         COMMON STOCKS (19.91%)
         Consumer Discretionary (2.19%)
  M        Macy's, Inc.                                    0.55%      24    $ 34.5900 $         830
  MCD      McDonald's Corporation                          0.54        9      90.2500           812
  TWC      Time Warner Cable, Inc.                         0.55       10      81.8500           819
  VFC      VF Corporation                                  0.55        6     137.2400           823
         Consumer Staples (2.28%)
  KO       Coca-Cola Company                               0.57       11      77.9800           858
  PM       Philip Morris International, Inc.               0.55        9      90.7000           816
  PG       Procter & Gamble Company                        0.58       14      61.7300           864
  WMT      Wal-Mart Stores, Inc.                           0.58       12      72.1100           865
         Energy (2.14%)
  APC      Anadarko Petroleum Corporation                  0.69       16      64.7700         1,036
  OXY      Occidental Petroleum Corporation                0.72       13      83.2400         1,082
  SE       Spectra Energy Corporation                      0.73       38      28.9500         1,100
         Financials (2.84%)
  ACE      ACE Ltd **                                      0.71       15      71.2600         1,069
  COF      Capital One Financial Corporation               0.72       20      53.5500         1,071
  CME      CME Group, Inc.                                 0.69        4     258.9100         1,036
  PNC      PNC Financial Services Group, Inc.              0.72       18      59.6600         1,074
         Health Care (2.42%)
  BAX      Baxter International, Inc.                      0.79       22      53.8000         1,184
  JNJ      Johnson & Johnson                               0.82       18      67.8800         1,222
  STJ      St. Jude Medical, Inc.                          0.81       31      39.1400         1,213
         Industrials (2.06%)
  BA       Boeing Company                                  0.68       14      73.2200         1,025
  UNP      Union Pacific Corporation                       0.70        9     116.4600         1,048
  UPS      United Parcel Service, Inc.                     0.68       13      78.5800         1,022
         Information Technology (3.91%)
  ACN      Accenture PLC **                                0.76       20      56.9800         1,140
  INTC     Intel Corporation                               0.79       46      25.5600         1,176
  IBM      International Business Machines Corporation     0.75        6     186.2600         1,118
  MSFT     Microsoft Corporation                           0.80       40      29.7400         1,190
  QCOM     QUALCOMM, Inc.                                  0.81       22      55.1700         1,214
         Materials (0.68%)
  PPG      PPG Industries, Inc.                            0.68       10     102.1400         1,021

                                          Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 921
Multiple Asset Portfolio Plus, Series 42
The Trust Portfolio as of the Inception Date, July 11, 2012
------------------------------------------------------------------------------------------------------------
                                                             Percentage
                                                             of Aggregate Initial Per Share     Cost To
  Ticker Company Name (1)                                    Offer Price  Shares     Price  Portfolio (2)(3)
------------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Telecommunication Services (0.64%)
  T        AT&T, Inc.                                            0.64%      27    $ 35.4400 $         957
         Utilities (0.75%)
  DUK      Duke Energy Corporation                               0.75       17      66.1400         1,124
         CLOSED-END FUNDS (80.09%)
         International Closed-End Funds (20.04%)
  AWF      AllianceBernstein Global High Income Fund, Inc.       2.01      199      15.1500         3,015
  MCR      MFS Charter Income Trust                              2.01      305       9.8400         3,001
  MMT      MFS Multimarket Income Trust                          2.00      418       7.1500         2,989
  EDD      Morgan Stanley Emerging Markets Domestic
             Debt Fund, Inc.                                     1.98      187      15.8200         2,958
  EDF      Stone Harbor Emerging Markets Income Fund             2.00      125      23.9100         2,989
  ESD      Western Asset Emerging Markets Debt Fund, Inc.        2.01      145      20.7500         3,009
  EMD      Western Asset Emerging Markets Income Fund, Inc.      2.00      201      14.9000         2,995
  GDO      Western Asset Global Corporate Defined
             Opportunity Fund, Inc.                              2.01      155      19.4000         3,007
  EHI      Western Asset Global High Income Fund, Inc.           2.01      225      13.3700         3,008
  SBW      Western Asset Worldwide Income Fund, Inc.             2.01      203      14.8000         3,004
         Investment Grade Closed-End Funds (20.10%)
  PSY      BlackRock Credit Allocation Income Trust II, Inc.     2.00      274      10.9200         2,992
  BTZ      BlackRock Credit Allocation Income Trust IV           2.00      222      13.4800         2,993
  BNA      BlackRock Income Opportunity Trust, Inc.              2.01      271      11.0900         3,005
  FLC      Flaherty & Crumrine/Claymore Total Return
             Fund, Inc.                                          2.00      154      19.4800         3,000
  HTR      Helios Total Return Fund, Inc.                        2.01      477       6.3200         3,015
  JHS      John Hancock Income Securities Trust                  2.03      190      15.9900         3,038
  HPS      John Hancock Preferred Income Fund III                2.02      157      19.2400         3,021
  JPC      Nuveen Preferred Income Opportunities Fund            2.01      321       9.3600         3,005
  PAI      Western Asset Income Fund                             2.01      212      14.2000         3,010
  IGI      Western Asset Investment Grade Defined
             Opportunity Trust, Inc.                             2.01      133      22.5800         3,003
         Non-Investment Grade Closed-End Funds (20.05%)
  HYV      BlackRock Corporate High Yield Fund V, Inc.           2.01      232      12.9500         3,004
  BHD      BlackRock Strategic Bond Trust                        2.01      205      14.6400         3,001
  KHI      DWS High Income Trust                                 2.00      289      10.3600         2,994
  KMM      DWS Multi-Market Income Trust                         2.02      279      10.8400         3,024
  FSD      First Trust High Income Long/Short Fund               2.00      166      18.0000         2,988

                                          Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 921
Multiple Asset Portfolio Plus, Series 42
The Trust Portfolio as of the Inception Date, July 11, 2012
--------------------------------------------------------------------------------------------------------------
                                                               Percentage
                                                               of Aggregate Initial Per Share     Cost To
  Ticker Company Name (1)                                      Offer Price  Shares     Price  Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------------
         CLOSED FUNDS (continued)
         Non-Investment Grade Closed-End Funds (continued)
  NHS      Neuberger Berman High Yield Strategies Fund, Inc.       2.00%     208    $ 14.4000 $       2,995
  HYB      New America High Income Fund, Inc.                      2.01      289      10.4100         3,008
  PFN      PIMCO Income Strategy Fund II                           2.01      285      10.5300         3,001
  HIO      Western Asset High Income Opportunity Fund, Inc.        1.99      458       6.4900         2,972
  MHY      Western Asset Managed High Income Fund, Inc.            2.00      475       6.3000         2,993
         REIT Closed-End Funds (19.90%)
  AWP      Alpine Global Premier Properties Fund                   2.85      668       6.3800         4,262
  IGR      CBRE Clarion Global Real Estate Income Fund             2.84      528       8.0700         4,261
  RQI      Cohen & Steers Quality Income Realty Fund, Inc.         2.82      398      10.6300         4,231
  RNP      Cohen & Steers REIT and Preferred Income Fund, Inc.     2.86      253      16.9000         4,276
  RFI      Cohen & Steers Total Return Realty Fund, Inc.           2.83      317      13.3800         4,241
  RIT      LMP Real Estate Income Fund, Inc.                       2.83      406      10.4600         4,247
  JRS      Nuveen Real Estate Income Fund                          2.87      385      11.1600         4,297
                                                                                              -------------
                                                                                              $     149,661
                                                                                              =============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on July 10, 2012. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on July 10, 2012. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $328 loss to the sponsor on the Inception Date.

**   U.S.-listed foreign security.


================================================================================
DIVERSIFIED INCOME WAVE PORTFOLIO, SERIES 33

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Diversified Income Wave Trust seeks to provide current income and the potential for capital appreciation by investing in common shares of closed-end investment companies ("Closed-End Funds").

                         Principal Investment Strategy

     The trust invests in a diversified portfolio of Closed-End Funds containing securities of different asset classes. These asset classes may include, but are not limited to:

     o    high-yield or "junk" bonds;

     o    convertible bonds;

     o    preferred securities;

     o    real estate investment trusts ("REITs");

     o    corporate bonds;

     o    government bonds;

     o    international bonds; and

     o    equities.


     See "Investment Policies" in Part B of the prospectus for additional information.

                               Security Selection

     The sponsor has selected Closed-End Funds for the portfolio believed to have the best potential to achieve the trust's investment objective. The Closed-End Funds' portfolios consist primarily of income-producing securities, including: high-yield or "junk" bonds, convertible bonds, preferred securities, REITs, corporate bonds, government bonds, international bonds and equities.

     When selecting Closed-End Funds for inclusion in the portfolio the sponsor primarily considers current distribution rates and favors funds that have a history of paying a consistent and competitive dividend. The sponsor also considers secondary factors which include, but are not limited to:

     o Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust's objective and, based upon a review of publicly available information, appear to be maintaining it.

     o Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

     o Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.

     o Portfolio Diversification. The sponsor favors a trust of funds that are diversified across multiple sectors.


                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately two months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date                        July 11, 2012

Unit Price                                   $10.00

Termination Date                       July 9, 2014

Distribution Date            25th day of each month
               (commencing August 25, 2012, if any)

Record Date                  15th day of each month
               (commencing August 15, 2012, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                         40167U348
Fee Account Cash                          40167U363

Reinvested Distributions
Standard Accounts                         40167U355
Fee Account Reinvest                      40167U371

Ticker                                       CWAVBX

          Portfolio Diversification

Security                                Approximate
Type                           Portfolio Percentage
---------------------          --------------------
Closed-End Funds                            100.00%
                                            -------
Total                                       100.00%
                                            =======

Minimum Investment

All accounts                                 1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage.

     o The Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See "Fees and Expenses" for additional information.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Certain Closed-End Funds held by the trust invest in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

     o Certain Closed-End Funds held by the trust invest in securities that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.

     o Certain Closed-End Funds held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Certain Closed-End Funds held by the trust may invest in senior loans. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund. Although senior loans in which the Closed-End Funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated.

          Senior loans in which the Closed-End Funds invest:

          --   generally are of below investment-grade credit quality;

          --   may be unrated at the time of investment;

          -- generally are not registered with the Securities and Exchange Commission ("SEC") or any state securities commission; and

          --   generally are not listed on any securities exchange.

          In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

     o Certain Closed-End Funds held by the trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

     o Certain Closed-End Funds held by the trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Closed-End Fund's, and therefore the trust's, returns because the Closed-End Fund may have to reinvest that money at lower prevailing interest rates.

     o    Certain Closed-End Funds held by the trust invest in call options.
          The call writing portion of the investment strategy of the Closed-End Funds may not be successful in that the Closed-End Funds may not realize the full appreciation of stocks on which the Closed-End Funds have written call options. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund's adviser's ability to predict pertinent market movements, which cannot be assured.

     o The value of a call option held by a Closed-End Fund may be adversely affected if the market for the option becomes less liquid or smaller. The value of an option will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration.

     o Certain Closed-End Funds held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Certain Closed-End Funds held by the trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o Certain Closed-End Funds held by the trust invest in REITs and other real estate securities. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the national, state and local economic climate and real estate conditions; perceptions of prospective tenants about the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and real estate markets in the United States; and other factors beyond the control of the issuer of the REIT.

     o Certain Closed-End Funds held by the trust may invest in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Certain Closed-End Funds held by the trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer, changes in the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affect the issuers. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     o Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.


     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o    You want current income and asset class diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o The trust is part of a longer term investment strategy that may include investment in subsequent trusts, if available.


     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds;

     o You are uncomfortable with the risks of an unmanaged investment in securities;

     o You are seeking capital preservation as a primary investment objective; or

     o You are seeking a short-term investment or an investment to be used as a trading vehicle.


                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                Percentage
                                 of Public    Amount Per
                                 Offering       $1,000
Investor Fees                    Price (4)     Invested
----------------------         -----------   -----------
Initial sales fee
  paid on purchase                 0.00%        $  0.00
Deferred sales fee (2)             3.95           34.50
Creation and
  development fee (3)              0.50            5.00
                                ----------   -----------
Maximum sales fees (1)(2)(3)
  (including creation
  and development fee)             4.45%        $ 39.50
                                ==========   ===========

Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)       $8.00
                                ===========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
----------------------------   ------------  -----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)          0.0311         0.311
Estimated Closed-End
  Fund expenses (6)               1.5600        15.600
                                -----------  -----------
 Total                            1.7961%     $ 17.961
                                ===========  ===========

(1) The maximum sales fee equals the sum of the deferred sales fee and the creation and development fee ("C&D Fee") (as described below). Together, the deferred sales fee and the C&D Fee is a fixed dollar amount equaling $0.395 per unit. Because of this, the maximum sales fee, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. The percentages noted above do not assume a Public Offering Price of $10 per unit. Assuming a Public Offering Price of $10 per unit, the maximum sales fee will be 3.95% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the maximum sales fee will be less than 3.95% of the Public Offering Price. If the price you pay for your units is less than $10 per unit, the maximum sales fee will exceed 3.95% of the Public Offering Price, but in no event will the maximum sales fee exceed 4.45% of the Public Offering Price per unit.

(2) The deferred sales fee is a fixed dollar amount equal to $0.345 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $10 per unit, the deferred sales fee will be 3.45% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 3.45% of the Public Offering Price. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 3.45% of the Public Offering Price; however, in no event will the maximum sales fee exceed 4.45% of the Public Offering Price per unit. The deferred sales fee will be deducted in four monthly installments. The first three installments (approximately $0.0817 per unit) will be deducted on the last business day of each month from November 2012 through January 2013 and the remaining amount of the deferred sales fee ($0.10 per unit) will be deducted on the last business day in February 2013. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between $0.345 per unit and the sum of the maximum remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one- time sales fee of $0.345 per unit.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately two months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 4.45% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $8 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Funds were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $     664
3 years      1,416
5 years      2,184
10 years     3,966

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                  Trust Portfolio

Guggenheim Defined Portfolios, Series 921
Diversified Income Wave Portfolio, Series 33
The Trust Portfolio as of the Inception Date, July 11, 2012
---------------------------------------------------------------------------------------------------------------
                                                                Percentage
                                                                of Aggregate Initial Per Share     Cost To
  Ticker Company Name (1)                                       Offer Price  Shares    Price   Portfolio (2)(3)
---------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (100.00%)
  NCV      AGIC Convertible & Income Fund                           2.50%     411    $ 9.1000   $      3,740
  AWP      Alpine Global Premier Properties Fund                    2.49      585      6.3800          3,732
  ACP      Avenue Income Credit Strategies Fund                     2.52      226     16.6500          3,763
  CII      BlackRock Enhanced Capital and Income Fund, Inc.         2.48      291     12.7400          3,707
  BOE      BlackRock Global Opportunities Equity Trust              2.50      284     13.1600          3,737
  CHI      Calamos Convertible Opportunities and Income Fund        2.99      365     12.2700          4,479
  CGO      Calamos Global Total Return Fund                         2.52      285     13.2200          3,768
  GLO      Clough Global Opportunities Fund                         2.49      343     10.8400          3,718
  INB      Cohen & Steers Global Income Builder, Inc.               2.50      368     10.1500          3,735
  PSF      Cohen & Steers Select Preferred and Income
             Fund, Inc.                                             2.51      149     25.2300          3,759
  DEX      Delaware Enhanced Global Dividend and Income Fund        2.49      313     11.8800          3,718
  KHI      DWS High Income Trust                                    2.50      361     10.3600          3,740
  KMM      DWS Multi-Market Income Trust                            2.53      349     10.8400          3,783
  EXD      Eaton Vance Tax-Advantaged Bond and Options
             Strategies Fund                                        2.52      213     17.6800          3,766
  ETB      Eaton Vance Tax-Managed Buy-Write Income Fund            2.48      277     13.4100          3,715
  ETV      Eaton Vance Tax-Managed Buy-Write
             Opportunities Fund                                     2.48      300     12.3900          3,717
  EXG      Eaton Vance Tax-Managed Global Diversified
             Equity Income Fund                                     2.48      451      8.2400          3,716
  FAM      First Trust/Aberdeen Global Opportunity Income Fund      2.51      216     17.3600          3,750
  FLC      Flaherty & Crumrine/Claymore Total Return Fund, Inc.     3.01      231     19.4800          4,500
  HTR      Helios Total Return Fund, Inc.                           2.52      596      6.3200          3,767
  IAE      ING Asia Pacific High Dividend Equity Income Fund        2.94      303     14.5200          4,400
  IHD      ING Emerging Markets High Dividend Equity Fund           2.42      260     13.9400          3,624
  IGD      ING Global Equity Dividend & Premium
             Opportunity Fund                                       2.48      427      8.7000          3,715
  IRR      ING Risk Managed Natural Resources Fund                  2.50      342     10.9200          3,735
  VTA      Invesco Van Kampen Dynamic Credit
             Opportunities Fund                                     1.99      253     11.8100          2,988
  HTY      John Hancock Tax-Advantaged Global
             Shareholder Yield Fund                                 2.51      309     12.1700          3,761
  SCD      LMP Capital and Income Fund, Inc.                        2.50      287     13.0400          3,742
  NFJ      NFJ Dividend, Interest & Premium Strategy Fund           2.50      221     16.9000          3,735
  JLS      Nuveen Mortgage Opportunity Term Fund                    3.02      184     24.5400          4,515

                                          Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 921
Diversified Income Wave Portfolio, Series 33
The Trust Portfolio as of the Inception Date, July 11, 2012
----------------------------------------------------------------------------------------------------------
                                                           Percentage
                                                           of Aggregate Initial Per Share     Cost To
  Ticker Company Name (1)                                  Offer Price  Shares    Price   Portfolio (2)(3)
----------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (continued)
  JGT      Nuveen Multi-Currency Short-Term Government
             Income Fund                                       2.52%     302    $12.4800   $      3,769
  JPC      Nuveen Preferred Income Opportunities Fund          2.50      401      9.3600          3,753
  JRS      Nuveen Real Estate Income Fund                      2.51      337     11.1600          3,761
  JSD      Nuveen Short Duration Credit Opportunities Fund     3.01      234     19.2600          4,507
  PFN      PIMCO Income Strategy Fund II                       2.51      356     10.5300          3,749
  HNW      Pioneer Diversified High Income Trust               2.52      183     20.5800          3,766
  EDF      Stone Harbor Emerging Markets Income Fund           2.48      155     23.9100          3,706
  EOD      Wells Fargo Advantage Global Dividend
             Opportunity Fund                                  3.02      572      7.9000          4,519
  EAD      Wells Fargo Advantage Income Opportunities Fund     2.53      371     10.2000          3,784
  GDF      Western Asset Global Partners Income Fund Inc.      2.52      306     12.3300          3,773
                                                                                           ------------
                                                                                           $    149,612
                                                                                           ============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on July 10, 2012. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on July 10, 2012. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $373 loss to the sponsor on the Inception Date.


================================================================================
UNDERSTANDING YOUR INVESTMENTS

                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheimfunds.com. The unit price includes:

     o    the value of the securities,

     o    organization costs,

     o the maximum sales fee (which may include an initial sales fee, if applicable, a deferred sales fee and the creation and development fee), and

     o    cash and other net assets in the portfolio.


     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Securities. The sponsor serves as the evaluator of your trust (the "evaluator"). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

     The trustee determined the initial prices of the securities shown in "Trust Portfolio" for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimates set forth in "Fees and Expenses."

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee of the California Municipal Trust and the New Jersey Municipal Trust has both an initial and a deferred component and is 3.45% of the Public Offering Price, based on a $10 unit. The percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee of the Multiple Asset Plus Trust and the Diversified Income Wave Trust typically has only a deferred component and is a fixed-dollar amount of $0.345 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $10 per unit, the deferred sales fee will be 3.45% of the Public Offering Price per unit. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 3.45%. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 3.45%; however, in no event will the maximum sales fee exceed 4.45% of the Public Offering Price per unit.

     The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee of the California Municipal Trust and the New Jersey Municipal Trust is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (3.95% of the Public Offering Price for the California Municipal Trust and the New Jersey Municipal Trust) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.295 per unit of the California Municipal Trust and the New Jersey Municipal Trust). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Typically the Multiple Asset Plus Trust and the Diversified Income Wave Trust do not charge an initial sales fee. However, if you purchase units of the Multiple Asset Plus Trust and the Diversified Income Wave Trust after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between $0.345 per unit and the remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales fee of $0.345 per unit.

     Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.245 per unit of the California Municipal Trust and the New Jersey Municipal Trust and $0.345 per unit of the Multiple Asset Plus Trust and the Diversified Income Wave Trust). You pay any remaining deferred sales fee when you sell or redeem units. The trusts may sell securities to meet the trusts' obligations with respect to the deferred sales fee. Thus, no assurance can be given that a trust will retain its present size and composition for any length of time.

     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

California Municipal Trust and New Jersey Municipal Trust:

                      Sales Charge
                    Reductions (as a
                    % of the Public
Purchase Amount     Offering Price)
------------------------------------
Less than $50,000          0.00%
$50,000 - $99,999          0.25
$100,000 - $249,999        0.50
$250,000 - $499,999        0.75
$500,000 - $999,999        1.00
$1,000,000 or more         1.50

Multiple Asset Plus Trust and Diversified Income Wave Trust:

                      Sales Charge
                       Reductions
Purchase Amount     (amount per unit)
-------------------------------------
Less than $50,000        $0.000
$50,000 - $99,999         0.025
$100,000 - $249,999       0.050
$250,000 - $499,999       0.075
$500,000 - $999,999       0.100
$1,000,000 or more        0.150

     Aggregate unit purchases of any Guggenheim Funds trust by the same person on any single day from any one broker-dealer qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o    purchases by your spouse or children under the age of 21, and

     o    purchases by your trust estate or fiduciary accounts.


     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of a trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units of the California Municipal Trust and the New Jersey Municipal Trust at 99% of the maximum Public Offering Price, which may include an up-front sales fee and a deferred sales fee, or you may purchase units of the Multiple Asset Plus Trust and the Diversified Income Wave Trust at a $0.10 per unit reduction. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of a trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Taxes" in Part B of the prospectus.

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

California Municipal Trust and New Jersey Municipal Trust:

                        Concession
                       per Unit (as a
Purchase Amount/      % of the Public
Form of Purchase      Offering Price)
-------------------------------------
Less than $50,000           3.10%
$50,000 - $99,999           2.85
$100,000 - $249,999         2.60
$250,000 - $499,999         2.35
$500,000 - $999,999         2.25
$1,000,000 or more          1.80
Rollover Purchases          2.20
Fee Account and
   Employee Purchases       0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction.

Municipal Asset Plus Trust and Diversified Income Wave Trust:

Purchase Amount/     Concession
Form of Purchase      per Unit
-------------------------------
Less than $50,000      $0.300
$50,000 - $99,999       0.275
$100,000 - $249,999     0.250
$250,000 - $499,999     0.235
$500,000 - $999,999     0.225
$1,000,000 or more      0.175
Rollover Purchases      0.200
Fee Account and
  Employee Purchases    0.000

     We apply these amounts at the time of the transaction.

     Broker-dealers and other firms that sell units of certain Guggenheim Funds unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be as follows:

Primary Offering             Additional
Period Sales During            Volume
Calendar Quarter             Concession
---------------------------------------
$0 but less than $10 million    0.000%
$10 million but
  less than $25 million         0.075
$25 million but
  less than $50 million         0.100
$50 million or more             0.125

     Eligible unit trusts include all Guggenheim Funds unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trusts to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Guggenheim Funds products. This compensation is intended to result in additional sales of Guggenheim Funds products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim Funds products by the intermediary or its agents, the placing of Guggenheim Funds products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim Funds products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim Funds product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in your trust's "Trust Portfolio" on the initial deposit of securities in your trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheimfunds.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs. If units of the trusts are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

     Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of a trust's termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of your trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

     Exchange Option. You may be able to exchange your units for units of other Guggenheim Funds unit trusts at a reduced sales fee. You can contact your financial professional or Guggenheim Funds for more information about the trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 Distributions

     Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o reinvest distributions in additional units of your trust at no fee, or

     o    receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, trust expenses change or as a result of changes in a trust's portfolio.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in your trust. Recently, equity markets have experienced significant volatility. If the value of the Closed-End Funds in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in your trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o    General securities markets movements;

     o    Changes in the financial condition of an issuer or a sector;

     o    Changes in perceptions about an issuer or a sector;

     o    Interest rates and inflation;

     o    Governmental policies and litigation; and

     o    Purchases and sales of securities by a trust.

     Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Current economic conditions risk. The U.S. economy's recession began in December 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Due to the current state of uncertainty in the economy, the value of the securities held by a trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     Closed-End Fund risk. Your trust invests in Closed-End Funds. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain Closed-End Funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of an Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. Instability in the auction rate preferred shares market may affect the volatility of Closed-End Funds that use such instruments to provide leverage. In addition, Closed-End Funds are subject to their own annual fees and expenses, including a management fee. Such fees reduce the potential benefits associated with owning a Closed-End Fund and are in addition to your trust's expenses.

     Interest rate risk. Interest rate risk is the risk that the value of securities held by a Closed-End Fund in your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

     Credit and dividend payment risk. Credit risk is the risk that an issuer of a security or a Closed-End Fund is unable or unwilling to make dividend and/or principal payments. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Call risk. Call risk is the risk that securities held by a Closed-End Fund in your trust can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by your trust are more likely to be called when interest rates decline. This would result in early returns of principal to the Closed-End Funds in your trust. The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Security quality risk. Security quality risk is the risk that a reduction in a security's rating may decrease its value, the value of a Closed-End Fund and the value of your investment in your trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

     High-yield securities risk. Certain Closed-End Funds held by the Multiple Asset Plus Trust and the Diversified Income Wave Trust invest in high-yield securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because an increase in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend payments.

     High-yield or "junk" securities, the general names for securities rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     The market for high-yield securities is smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete.

     Split ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by one rating agency, so long as at least one other rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     Foreign securities risk. Certain Closed-End Funds held by the Multiple Asset Plus Trust and the Diversified Income Wave Trust invest in foreign securities. The Multiple Asset Plus Trust also invests directly in U.S.-listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the trust or a Closed-End Fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the trust or a Closed-End Fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the trust or a Closed-End Fund's foreign security holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Emerging market risk. Certain Closed-End Funds held by the Multiple Asset Plus Trust and the Diversified Income Wave Trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     Convertible securities risk. Certain Closed-End Funds held by the Multiple Asset Plus Trust and the Diversified Income Wave Trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

     Options risk. The value of an option held by certain Closed-End Funds in the Multiple Asset Plus Trust and the Diversified Income Wave Trust may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as an option approaches its expiration date, its value increasingly moves with the price of the stock subject to an option. The strike price for an option may be adjusted downward before an option expiration triggered by certain corporate events affecting that stock. A downward adjustment to the strike price will have the effect of reducing the equity appreciation. Option strike prices may be adjusted to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. If the value of the underlying stock exceeds the strike price of an option, it is likely that the holder of that option will exercise their right to purchase the stock.

     The call writing portion of the investment strategy of a Closed-End Fund may not be successful in that the Closed-End Fund may not realize the full appreciation of stocks on which such Closed-End Fund has written call options. Many of the Closed-End Funds held in your trust will invest using a covered call option strategy or similar income-oriented investment strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, a Closed-End Fund will generally write (sell) call options on a significant portion of the Closed-End Fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the Closed-End Fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a Closed-End Fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Closed-End Fund can realize on an investment, or may cause the Closed-End Fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a Closed-End Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written
(sold) by a Closed-End Fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expiration.

     An option is generally considered "covered" if the Closed-End Fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, cash or other liquid assets are segregated by the fund) upon conversion or exchange of other securities held by the Closed-End Fund. In certain cases, a call option may also be considered covered if a Closed-End Fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a Closed-End Fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a Closed-End Fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the Closed-End Fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a Closed-End Fund's portfolio can vary widely over time.

     Senior loan risk. Certain Closed-End Funds held by the Multiple Asset Plus Trust and the Diversified Income Wave Trust may invest in senior loans. Senior loans in which the Closed-End Funds invest:

     o    generally are of below investment-grade credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Preferred securities risk. Certain Closed-End Funds held by the Multiple Asset Plus Trust and the Diversified Income Wave Trust invest in preferred securities, such as preferred stock and trust preferred securities.

     Similar to bonds, preferred stocks typically offer a fixed rate of return paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on major stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

     Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

     In addition to the risks set forth above, these securities are also subject to the following risks:

     o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.

     o Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

     o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

     o Tax or regulatory changes may change the tax characterization of the preferred securities or the underlying securities, and, as a result, may effect the value of your units.

     o Preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity.

     REIT risk. Certain Closed-End Funds held by the Multiple Asset Plus Trust and the Diversified Income Wave Trust invest primarily in REITs and other real estate securities. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the national, state and local economic climate and real estate conditions; perceptions of prospective tenants about the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; and other factors beyond the control of the issuer of the REIT.

     The value of a REIT may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

     Mortgage-backed securities risk. Certain Closed-End Funds held by the Diversified Income Wave Trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Closed-End Fund's, and therefore the trust's, returns because the Closed-End Fund may have to reinvest that money at lower prevailing interest rates.

     Municipal bond risk. A majority of the Closed-End Funds held by the California Municipal Trust and the New Jersey Municipal Trust invest in municipal bonds, which are subject to various risks. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. In addition, fixed-rate municipal bonds are subject to further risks, including the risk that the value of such municipal bonds will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate.

     Certain of the municipal bonds held by the Closed-End Funds may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

     Certain of the municipal bonds held by the Closed-End Funds may have been purchased by the sponsor or issuers of the securities in a trust on a "when issued" basis. Municipal bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed ("delayed delivery") or may not occur.

     Certain of the municipal bonds held by the Closed-End Funds are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates.

     Some dividends on certain of the bonds in your trust may not qualify as "exempt-interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed).

     California state specific risk. Because the California Municipal Trust includes Closed-End Funds containing bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of California is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the units in the trust. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

     The economic vitality of California and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors, such as natural disasters, weakness in the technology sector and fluctuations in the energy supply. In addition, California's population increase has resulted in traffic congestion, school overcrowding and high housing costs which have caused an increased demand for government services and which may impede future economic growth.

     As of July 11, 2012, all outstanding general obligation bonds of the state of California are rated "A-" with a positive outlook by Standard & Poor's.

     New Jersey state specific risk. Because the New Jersey Municipal Trust is concentrated in Closed-End Funds containing bonds of issuers located in New Jersey, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of New Jersey is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

     The economic vitality of the state and its various regions and, therefore, the ability of the state and its local governments to satisfy the bonds, are affected by numerous factors. The state's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The state has a relatively high wage labor market which has resulted in the state's business sector becoming more vulnerable to competitive pressures.

     The state is a party to numerous lawsuits in which an adverse final decision could materially affect the state's governmental operations and consequently its ability to pay debt service on its obligations.

     As of July 11, 2012, all outstanding general obligation bonds of the state are rated "AA-" with a stable outlook by Standard and Poor's.

     Limited liquidity and volatility risk. The markets for fixed-income securities, such as those held by certain Closed-End Funds held by your trust, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of dividend rates on the shares of the Closed-End Funds.

     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain issuers represented in your trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     Significant unitholders risk. There may be unitholders of a trust who hold a significant portion of a trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of a trust.

     See "Risk Factors" in Part B of the prospectus for additional information.


                              How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

     o    to pay expenses,

     o    to issue additional units or redeem units,

     o    in limited circumstances to protect a trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on a trust, or

     o    as permitted by the trust agreement.


     Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Only the trustee may vote the shares of the Closed-End Funds held in your trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each Closed-End Fund.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of a trust. We cannot guarantee that a trust will keep its present size and composition for any length of time.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. ("Claymore"). On September 27, 2010, Claymore officially changed its name to Guggenheim Funds Distributors, LLC. This change follows the acquisition of Claymore by Guggenheim Partners, LLC on October 14, 2009. Since the finalization of the acquisition, we have been operating as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     Your trust, and therefore the unitholders of your trust, will also indirectly bear the expenses of the underlying Closed-End Funds. While your trust will not pay these expenses directly out of its assets, these expenses are shown under "Annual Fund Operating Expenses of the Trust" in the "Fees and Expenses" section of the prospectus to illustrate the impact of these expenses. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


            Report of Independent Registered Public Accounting Firm

Unitholders

Guggenheim Defined Portfolios, Series 921

     We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 8, 15, 26, 27, 28, 37 and 38 of this prospectus, of Guggenheim Defined Portfolios, Series 921, as of July 11, 2012, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform audits of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of July 11, 2012. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Guggenheim Defined Portfolios, Series 921, as of July 11, 2012, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ Grant Thornton LLP

Chicago, Illinois

July 11, 2012

Guggenheim Defined Portfolios, Series 921

Statements of Financial Condition
as of the Inception Date, July 11, 2012
                                                                    New           Multiple     Diversified
                                                   California      Jersey          Asset          Income
                                                   Municipal      Municipal        Plus           Wave
Investment in securities                             Trust          Trust          Trust          Trust
Sponsor's contracts to purchase underlying
    securities backed by letter of credit (1)(2) $     150,543  $     150,525  $     149,661  $     149,612
                                                 -------------  -------------  -------------  -------------
                                                 $     150,543  $     150,525  $     149,661  $     149,612
                                                 =============  =============  =============  =============
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                       $       1,217  $       1,216  $       1,197  $       1,197
    Creation and development fee (6)                       760            760            748            748
    Deferred sales fee (4)                               3,726          3,725          5,163          5,162
                                                 -------------  -------------  -------------  -------------
                                                         5,703          5,701          7,108          7,107
                                                 -------------  -------------  -------------  -------------
Interest of unitholders:
    Cost to unitholders (5)                            152,070        152,050        149,661        149,612
    Less: initial sales fee (4)                          1,527          1,525             --             --
    Less: organization costs, C&D and
          deferred sales fees (3)(4)(5)(6)               5,703          5,701          7,108          7,107
                                                 -------------  -------------  -------------  -------------
    Net interest of unitholders                        144,840        144,824        142,553        142,505
                                                 -------------  -------------  -------------  -------------
          Total                                  $     150,543  $     150,525  $     149,661  $     149,612
                                                 =============  =============  =============  =============
Number of units                                         15,207         15,205         14,966         14,961
                                                 =============  =============  =============  =============
Net Asset Value per Unit                         $       9.525  $       9.525  $       9.525  $       9.525
                                                 =============  =============  =============  =============

-------------------
(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $150,827, $150,800, $149,989 and $149,985 per trust) necessary for the purchase of the securities in the California Municipal Trust, the New Jersey Municipal Trust, the Multiple Asset Plus Trust and the Diversified Income Wave Trust, respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing your trusts. These costs have been estimated at $8.00 per 100 units of a trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of a trust.

(4) The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, if applicable, a deferred sales fee and a creation and development fee. For the California Municipal Trust and the New Jersey Municipal Trust, the initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. For the Multiple Asset Plus Trust and the Diversified Income Wave Trust, if units are purchased after the first deferred sales fee payment has been assessed, an initial fee is charged, which is equal to the difference between $0.345 and the remaining deferred sales fee. On the Inception Date, the maximum sales fee of the California Municipal Trust and the New Jersey Municipal Trust is 3.95% of the Public Offering Price (equivalent to 3.99% of the net amount invested) and the maximum sales fee of the Multiple Asset Plus Trust and the Diversified Income Wave Trust is $0.395 per unit (equivalent to 3.95% of the net amount invested). The deferred sales fee is equal to $0.245 per unit for the California Municipal Trust and the New Jersey Municipal Trust and $0.345 per unit for the Multiple Asset Plus Trust and the Diversified Income Wave Trust.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.



                         GUGGENHEIM DEFINED PORTFOLIOS

                        GUGGENHEIM PORTFOLIO PROSPECTUS

                           PART B DATED JULY 11, 2012

     The prospectus for a Guggenheim Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    Contents

               General Information                              2
               Investment Policies                              2
               Risk Factors                                     3
               Administration of the Trust                     32
               Expenses of the Trust                           38
               Portfolio Transactions and Brokerage Allocation 40
               Purchase, Redemption and Pricing of Units       40
               Taxes                                           45
               Experts                                         52
               Description of Ratings                          52



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds ("Closed-End Funds"). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

     Municipal Bond Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in municipal bonds. If this is the case, an investment in units should be made with an understanding of the risks which an investment in municipal bonds entails.

     Failure of issuers to pay interest and/or principal. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. Such a default would have the effect of lessening the income generated by each trust and/or the value of the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its municipal bonds. Subsequent to the initial date of deposit the rating assigned to a municipal bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond.

     Fixed-rate bonds. Municipal bonds are subject to the risk that the value of such municipal bonds (and, therefore, of the units) will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate. Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate municipal bonds.

     Original issue discount bonds and zero coupon bonds. Certain municipal bonds may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income. For federal income tax purposes, original issue discount on tax-exempt bonds must be accrued over the term of the bonds. On sale or redemption of the bonds, the difference between (i) the amount realized (other than amounts treated as tax-exempt income) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will generally be treated as taxable gain or loss.

     "When issued" and "delayed delivery" bonds. Certain municipal bonds have been purchased by the sponsor or issuers of the securities in a trust on a "when issued" basis. Municipal bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed ("delayed delivery") or may not occur. The effect of a trust containing "delayed delivery" or "when issued" municipal bonds is that unitholders who purchased their units prior to the date such municipal bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" municipal bonds during the time between their purchase of units and delivery of such municipal bonds to a trust.

     Redemption or sale prior to maturity. Certain municipal bonds are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain municipal bonds may be sold or redeemed or otherwise mature.

     Market discount. Certain municipal bonds have current market values below face value. A primary reason for the market value of such municipal bonds being less than face value at maturity is that the interest rate of such municipal bonds is at lower rates than the current market interest rate for comparably rated municipal bonds. Municipal bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt municipal bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable municipal bond bearing interest at current market rates.

     General obligation bonds. Certain municipal bonds may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors that are beyond the entity's control.

     Appropriations bonds. Certain municipal bonds may be municipal bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such municipal bonds.

     Industrial development revenue bonds ("IDRs"). IDRs, including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

     Hospital and health care facility bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

     Housing bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

     Power bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to municipal bonds.

     Water and sewer revenue bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

     Education, university and college bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

     Lease rental bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase or equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

     Capital improvement facility bonds. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

     Solid waste disposal bonds. Municipal bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

     Moral obligation bonds. Certain bonds may be "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

     Refunded bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

     Airport, port and highway revenue bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

     Special tax bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

     Tax allocation bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Municipal bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

     Transit authority bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

     Convention facility bonds. Municipal bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

     Correctional facility bonds. Municipal bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/ or appropriations.

     Tobacco settlement bonds. Tobacco settlement bonds are municipal obligations that are backed entirely by expected revenues to be derived from lawsuits settled between governmental entities and American tobacco companies involving tobacco related deaths and illnesses. The settlements primarily involve Phillip Morris; R.J. Reynolds; Brown & Williamson, a division of British American Tobacco; and Lorillard, a division of the Loews Corporation. Revenues from approximately 17 other companies are also providing part of the settlement payments. Because tobacco settlement bonds are backed by a single source of revenue--the payments from tobacco companies, the creditworthiness of the bonds depends in large part, on the ability of these companies to meet their obligations. Risk factors facing tobacco companies include: reduced cigarette consumption, increased taxes on cigarettes, continuing litigation and the possibility of bankruptcy. The initial and annual payments made by the tobacco companies will be adjusted based on a number of factors, the most important of which is domestic cigarette consumption. If the volume of cigarettes shipped in the U.S. by manufacturers participating in the settlement decreases significantly, payments due from them will also decrease. Demand for cigarettes in the U.S. could continue to decline due to price increases needed to recoup the cost of payments by tobacco companies. Demand could also be affected by: anti-smoking campaigns, tax increases, reduced advertising, enforcement of laws prohibiting sales to minors; elimination of certain sales venues such as vending machines; and the spread of local ordinances restricting smoking in public places.

     California State Risks. The California Municipal Trust is susceptible to political, economic or regulatory factors affecting issuers of California municipal obligations (the "California Municipal Obligations"). These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California municipal obligations.

     Economic Outlook. From July 1 through December 31, 2011, economic data indicated that the California economy continued to improve during the first half of fiscal year 2011-12. Since the first quarter of fiscal year 2010-11, the state has gained 351,100 non-farm jobs. Other aspects of California's labor markets are showing signs of improvement as well. By December 2011, the state's unemployment rate had dropped from a seasonally adjusted 12.5% in December 2010 to 11.1%. Nearly 213,000 California residents re-entered the labor market during the last five months of 2011, while the number of unemployed residents simultaneously fell by 154,000.

     Consumer spending has shown steady increases over the past two years, rising by more than 17.5% since its low point in the second quarter of 2009. Personal income in California has already surpassed its pre-recession peak, totaling $1.67 trillion in the third quarter of 2011 following almost two years of consecutive growth on a quarterly basis.

     In addition to growing consumer demand from domestic sources, international trade has also been instrumental in assisting in California's recovery. The U.S. dollar remained at its lowest level since the mid-1990s, benefitting California's export market. Industrial machinery (including computers) has posted solid gains of almost 12% through November 2011, after growing by more than 30% in 2010. Additionally, other high-technology exports, including vehicles and parts, aircrafts, pharmaceuticals, and plastics, have continued to do well in 2011. Commodity exports have also done well in recent years. Over the past two years, the State's agricultural and natural resources industries have seen double-digit growth in the production of fruit, nuts, dairy products, and fuel and oil.

     Home prices have yet to rebound across the state, but the housing market has stabilized. Defaults and foreclosures have been trending downward for almost two years, despite a small uptick in defaults in the first quarter of fiscal year 2011-12. As this "shadow inventory" dwindles, demand for new home construction is expected to increase. While the number of new single-family building permits was still declining through the first six months of fiscal 2011-12, multi-family building permits have been trending upward since mid-2010. In addition, new residential permit values steadily increased throughout 2011.

     Overall, California still has a long way to go before it can claim recovery from the recession. Still, most indicators point to an economy that is not only in recovery mode, but is beginning to outpace that of the rest of the United States. The labor markets are showing real signs of improvement and both incomes and consumer spending are up from their respective lows. A weak dollar, coupled with California's proximity to Asia and the State's international trade infrastructure at its ports and airports, have helped to boost exports. Housing remains soft, but even there the market is beginning to show some improvement. Recent economic conditions show that the worst is behind the state and that its recovery will continue.

     Net Assets. The primary government's combined net assets (governmental and business-type activities) decreased by 50.0%, from a negative $6.4 billion as restated at June 30, 2010, to a negative $9.7 billion a year later.

     The primary government's $86.8 billion investment in capital assets, such as land, buildings, equipment, and infrastructure (roads, bridges, and other immovable assets) comprise a significant portion of its net assets. This amount of capital assets is net of any outstanding debt used to acquire those assets. The State uses capital assets when providing services to citizens; consequently, these assets are not available for future spending. Although the State's investment in capital assets is reported net of related debt, the resources needed to repay this debt must come from othe sources because the State cannot use the capital assets themselves to pay off the liabilities.

     Another $31.5 billion of the primary government's net assets represents resources that are externally restricted as to how they may be used, such as resources pledged to debt service. Internally imposed earmarking of resources is not presented in this publication as restricted net assets. As of June 30, 2011, governmental activities showed an unrestricted net assets deficit of $124.0 billion and business-type activities showed an unrestricted net assets deficit of $4.2 billion.

     General Fund. The General Fund (the State's main operating fund) ended the fiscal year with assets of $12.0 billion, liabilities of $31.9 billion, non-spendable, restricted, and committed fund balances of $148 million, $156 million, and $30 million, respectively, leaving the General Fund with a negative unassigned fund balance of $20.3 billion. Total assets of the General Fund decreased by $849 million from the prior fiscal year, mainly because of a $627 million decrease in amounts due from other governments. During the 2010-11 fiscal year, the General Fund continued to experience cash shortages and relied on internal borrowing from the State's other funds to meet its payment obligations. However, by June 30, 2011, long-term borrowing from other funds had decreased by $1.3 billion to $8.9 billion. Even with this increase in short- and long-term interfund payables, the total liabilities of the General Fund decreased by $518 million (1.6%).

     The General Fund had $93.5 billion in revenues, $90.4 billion in expenditures, and a net $3.5 billion disbursement from other financing sources
(uses) for the year ended June 30, 2011. Approximately 93.3% of General Fund revenue ($87.2 billion) is derived from the State's big three taxes-personal income taxes ($50.8 billion), sales and use taxes ($27.0 billion), and corporation taxes ($9.4 billion). A total of $194 million in revenue is included in the General Fund in compliance with GASB Statement No. 54. These revenues are not considered General Fund Revenues for any budgetary purposes or for the Budgetary/Legal Basis Annual Report. Most of these revenues ($190 million) are from unemployment programs.

     During the 2010-11 fiscal year, total General Fund revenue increased by $8.4 billion, or 9.8%. Revenue from personal income taxes and sales and use taxes increased by $7.7 billion (17.9%) and $132 million (0.5%), respectively. These increases were primarily the result of California's slowly improving economy and decreasing unemployment rate. Revenue from corporation taxes decreased by $34 million (0.4%). Revenue from licenses and permits continued to surpass that of fiscal year 2008-09, the result of a temporary increase in the assessment rate for vehicle license fees effective May 2009 through June 2011; however, this year's revenues were $50 million less than in fiscal year 2009-10.

     General Fund expenditures increased by $3.2 billion, to $90.4 billion. The programs with the largest increases were health and human services, which increased by $3.7 billion, to $27.8 billion, and general government, which increased by $829 million, to $3.4 billion. The General Fund's ending fund balance for the year ended June 30, 2011, was a negative $19.9 billion, a decrease of $448 million from the prior year's restated ending fund balance of negative $19.5 billion. The increased expenditures for health and human services were mainly the result of the reduction in Federal ARRA funds. The ARRA funding, which had reduced the General Fund's share of Medical Assistance program costs, was phased out during the last half of the fiscal year and ended June 30, 2011.

     Budget Outlook. California's 2011-12 Budget Act was enacted on June 30, 2011. The Budget Act appropriated $129.5 billion: $85.9 billion from the General Fund, $34.2 billion from special funds, and $9.4 billion from bond funds. The 2011 Budget Act continues to hold General Fund spending essentially flat for a third year -$85.9 billion in 2011-12, $86.6 billion in 2010-11, and $86.3 billion in 2009-10. The General Fund's available resources were projected to be $88.5 billion, resulting in a projected reserve for economic uncertainties of $543 million. General Fund revenues come predominantly from taxes, with personal income taxes expected to provide 42% of total revenue. California's major taxes (personal income, sales and use, and corporation taxes) were projected to supply approximately 89% of the General Fund's resources in the 2011-12 fiscal year.

     The Budget enacted $27.2 billion in actions to solve a General Fund gap between resources and expenditures. The Budget solutions can be categorized into three major areas: expenditure-related solutions, revenue actions, and one-time loans and transfers. The $11.1 billion in expenditure-related solutions include ongoing and temporary cost or service reductions primarily in health and social services, higher education, and employee compensation, and a shift away from the General Fund for transportation debt payments toward using weight fees. The majority of proposed new revenues assume $11.8 billion in growth due to an increase in the baseline forecast of personal income and corporation tax revenues. These revenue actions would result in a total increase in revenue of $13.2 billion. The Budget also included $2.9 billion in one-time loans, transfers, and funding shifts, which include pausing for one year, building construction funded by the Trial Court Trust Fund for a savings of $743 million; a one-year decrease in the Stage 1 Child Care program, for a savings of $369 million; and a onetime transfer of $155 million from the Gas Consumption Surcharge Fund.

     The Budget introduced a major realignment of public safety programs, shifting certain state program responsibilities and revenues to local governments, primarily counties. This realignment affected both revenues and expenditures, as these programs will receive revenues and incur expenditures that previously were the stewardship of the State. In total, the realignment plan provides $5.6 billion in 2011-12 to local governments to fund various criminal justice, mental health, and social service programs. The savings to the General Fund is estimated to be $2.6 billion.

     The 2011-12 Budget, recognizing the potential risk to the State's fiscal condition if revenues fell short of June 2011 estimates, included a mechanism for further reducing the current year expenditures. As of December 2011, total General Fund revenues were determined to be below forecasted amounts, and on December 13, the Director of Finance, as required, implemented the mechanism and reduced by $1 billion remaining-year funding to various appropriations.

     The proposed 2012-13 Governor's Budget provides revised revenue and expenditure estimates for the 2011-12 fiscal year. If no corrective action is taken by the Governor and the Legislature, the revised gap between General Fund revenues and expenditures is expected to be $4.1 billion by the end of the 2011-12 fiscal year. State cash flow data as of January 31, 2012 indicates that this gap is a combination of actual expenditures exceeding estimates by $1.4 billion and revenues falling short of estimates by $3.8 billion. The revenue shortfall can in part be attributed to lower-than-estimated personal income and corporate taxes. Expenditures are greater than estimated because many of the cost-cutting measures included in the 2011-12 Budget have been disputed in court and have not been implemented. Court orders and delayed federal approval related to several budget-balancing cuts in the health and human services area have increased budgeted costs by nearly $2 billion. The Governor's proposed solutions are discussed further in the next section.

     Capital Assets. California's investment in capital assets for its governmental and business-type activities as of June 30, 2011, amounted to $109.0 billion (net of accumulated depreciation). This investment in capital assets includes land, state highway infrastructure, collections, buildings and other depreciable property, and construction in progress. Depreciable property includes buildings, improvements other than buildings, equipment, personal property, intangible assets, certain infrastructure assets, certain books, and other capitalized and depreciable property. Infrastructure assets, such as roads and bridges, are items that are normally immovable and can be preserved for a greater number of years than can most capital assets.

     Debt Administration. At June 30, 2011, the primary government had total bonded debt outstanding of $111.5 billion. Of this amount, $80.7 billion (72.4%) represents general obligation bonds, which are backed by the full faith and credit of the State. Included in the $80.7 billion of general obligation bonds is $7.2 billion of Economic Recovery bonds that are secured by a pledge of revenues derived from dedicated sales and use taxes. The current portion of general obligation bonds outstanding is $2.4 billion and the long-term portion is $78.3 billion. The remaining $30.8 billion (27.6%) of bonded debt outstanding represents revenue bonds, which are secured solely by specified revenue sources. The current portion of revenue bonds outstanding is $1.4 billion and the long-term portion is $29.4 billion.

     Budgetary Control. The California Legislature prepares an annual budget that contains estimates of revenues and expenditures for the ensuing fiscal year. This budget is the result of negotiations between the Governor and the Legislature. Throughout the fiscal year, adjustments in the form of budget revisions, executive orders, and financial legislation agreed to by the Governor and the Legislature are made to the budget. The State Controller is statutorily responsible for control over revenues due the primary government and for expenditures of each appropriation contained in the budget. Budgeted appropriations are the expenditure authorizations that allow state agencies to purchase or create liabilities for goods and services.

     The State's accounting system provides the State Controller's Office with a centrally-controlled record system to fully account for each budgeted appropriation, including its unexpended balance, and for all cash receipts and disbursements. The accounting system is decentralized, meaning the detail of each control account is maintained by each state agency. During the fiscal year, the control accounts and the agency accounts are maintained and reconciled on a cash basis. At the end of the fiscal year, each agency prepares annual accrual reports for receivables and payables. The State Controller's Office combines its control account balances with the agency accrual reports to prepare California's Budgetary/Legal Basis Annual Report and the Budgetary/ Legal Basis Annual Report Supplement. State laws and regulations that, in some cases, do not fully agree with GAAP govern the methods of accounting for expenditures and revenues in these reports.

     Cash Management. In September 2011, the State issued $5.4 billion of Revenue Anticipation Notes to assist in cash flow management for the State's 2011-12 fiscal year.

     In July 2011, the State Legislature passed Senate Bill 79, which created the State Agency Investment Fund (SAIF), under Government Code section 16330, that allows state agencies to invest a minimum of $500 million in monies not required by law to be invested in the Pooled Money Investment Account. California State University transferred $700 million to SAIF in September 2011. The University of California transferred $1.0 billion in September 2011.

     Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage from the prior year. In addition, no insurance settlement in the last three years has exceeded insurance coverage. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. All claim payments are on a "pay as you go" basis, with workers' compensation benefits for self-insured agencies being initially paid by the State Compensation Insurance Fund.

     The discounted liability for unpaid self-insured workers' compensation losses is estimated to be $3.1 billion as of June 30, 2011. This estimate is primarily based on actuarial reviews of the State's employee workers' compensation program and includes indemnity payments to claimants, as well as all other costs of providing workers' compensation benefits, such as medical care and rehabilitation. The estimate also includes the liability for unpaid services fees, industrial disability leave benefits, and incurred-but-not-reported amounts. The estimated total liability of approximately $4.2 billion is discounted to $3.1 billion using a 3.5% interest rate. Of the total, $350 million is a current liability, of which $218 million is included in the General Fund, $119 million in the special revenue funds, $2 million in the internal service funds and $11 million in enterprise funds. The remaining $2.7 billion is reported as other noncurrent liabilities in the government-wide Statement of Net Assets.

     The University of California, a discretely presented component unit, is self-insured for medical malpractice, workers' compensation, employee health care, and general liability claims. These risks are subject to various claim and aggregate limits, with excess liability coverage provided by an independent insurer. Liabilities are recorded when it is probable that a loss has occurred and the amount of the loss can be reasonably estimated. These losses include an estimate for claims that have been incurred but not reported. The estimated liabilities are based on an independent actuarial determination of the anticipated future payments, discounted at rates ranging from 2.0% to 5.0%.

     The California Public Employees' Retirement System (CalPERS) through its Public Employees' Benefits, a discretely presented component unit, administers three self-funded health care plans as risk pools available to all entities that contract for health insurance coverage under the Public Employees' Medical and Hospital Care Act. The plans retain all the risk of loss of allowable health claims. Claim liabilities are based on estimates of the ultimate costs of claims that have been reported but not settled and of claims that have been incurred but not reported. The estimated claims were calculated by a third-party administrator using a variety of actuarial and statistical techniques and adjusted for actual experience to produce current estimates that reflect recent settlements, claim frequency, and other economic and social factors. Adjustments to claims liabilities are charged or credited to expense in the periods in which they are made. The other major discretely presented component units do not have significant liabilities related to self-insurance.

     Ratings. As of July 11, 2012, all outstanding general obligation bonds of the State of California are rated "A-" with a positive outlook by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the Trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the Trust, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the Trust to pay interest on or principal of such bonds.

     New Jersey State Risks. The New Jersey Municipal Trust is susceptible to political, economic or regulatory factors affecting issuers of New Jersey municipal obligations (the "New Jersey Municipal Obligations"). These include the possible adverse effects of certain New Jersey constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New Jersey or contained in Official Statements for various New Jersey Municipal Obligations.

     Economic Outlook. The State and nation continue to cope with subpar economic conditions with a continuing risk of slipping back into recession. Nonetheless, some key New Jersey numbers have noticeably improved. Most notably, in each month from June through October, total payroll employment in the State was higher than in the same month of 2010; this has been the first time since early 2008 that payroll employment has been higher than in the same month of the previous year. The State's unemployment rate fell in August, September, and October. However, these positives are occurring against a troubling backdrop. Despite the recent gains, total and private payroll employment in the State in October were both about 200,000 under their 2008 peaks. Even after the recent declines the State's unemployment rate in October was 9.1%, slightly higher than the national rate of 9.0%.

     Personal income grew briskly in the first half of 2011, an annual rate of growth of 9.7% in the first quarter and 4.1% in the second quarter. The level of personal income set new record highs in both the first and second quarters. Much of the recent strength in income reflects the temporary reduction in federal employee payroll taxes and income earned out of state by New Jersey residents. Even so, wages and salaries paid by New Jersey employers have been on a gradual uptrend, though their level is still short of the pre-recession peak.

     As is the case for the nation as a whole, the State's residents continue to cope with substantial debt overhangs - New Jersey has the highest foreclosure rate in the Northeast - that limit their ability and willingness to boost spending on consumer goods and services and to purchase homes. With the fading of federal stimulus, and with the Federal Reserve unable to reduce short-term interest rates any further, the underlying weakness in household demand has become more evident. In this lackluster environment, even though profits are strong and credit conditions have eased somewhat, businesses are reluctant to aggressively expand employment and plant facilities. The soft economy has restrained the growth of public revenues and, coupled with the withdrawal of stimulus aid, put downward pressure on public sector spending and employment.

     Looking forward, it is likely that the expansion will continue at a relatively hesitant pace, though there are significant risks of a renewed recession. In particular, financial markets have been unsettled by the European debt crisis and heightened uncertainty about U.S. tax and spending policy in the run-up to next year's Presidential election; last summer's downgrade of U.S. government debt by Standard & Poor's is a symptom of that uncertainty. In these unsettled conditions, a financial crisis could well occur. While in many ways U.S. financial institutions are more capable now of dealing with a crisis than they were in 2008, it seems less likely that policymakers will have the ability to address a crisis as forcibly as then, given the widespread criticism that has emerged since about some of the ways the earlier event was handled.

     Nevertheless, there is reason to believe that going forward the national and state economies will gain a bit more forward momentum. In particular, the aftereffects of the Japanese earthquake on the world's industrial economy have faded, as has the impact of the recent run-up in oil prices. If financial markets then move toward normalization, particularly if Europe moves to put its debt problems on a clear path toward resolution, much of the recent heightening of uncertainty should dissipate, allowing deferred spending to come forward.

     Looking ahead, the prospects are that New Jersey's housing sector will remain extremely weak. Permits will likely be under 15,000 units in 2011 for a third straight year. Motor vehicle sales, though, have firmed, with purchases of new vehicles through October more than 7.0% higher than in the same period of 2010, despite the shortages of some Japanese models.

     For 2011 as a whole, New Jersey payroll employment is projected to average about 0.2% higher than in 2010 and grow around 1.5% in 2012; these will be the first annual gains in employment since 2007. The unemployment rate is expected to average 9.3% in 2011 and 8.6% in 2012. Personal income is expected to grow around 4.0% in 2011 and 3.7% in 2012.

     As unemployment stays high and capacity utilization remains low, underlying inflation is expected to be low and is not likely to be a serious concern until after spending and employment growth move higher. Enhanced availability of credit, continued improvement in financial market stability, and gains in consumer and business confidence are critical factors necessary for a more pronounced economic turnaround in the nation and in New Jersey.

     Revenues and Expenditures. The most recently published financial statements for the State are for the fiscal year ended June 30, 2011. During Fiscal Year 2011, State revenues, including transfers, totaled $55.9 billion, or an increase of $482.8 million when compared to the prior fiscal year. This increase in total revenues is primarily attributable to an overall increase in the State's general taxes, especially the Gross Income Tax and, to a lesser degree, the Sales and Use and Corporate Business taxes. General taxes totaled $26.6 billion and accounted for 47.5% of total State revenues for Fiscal Year 2011. The State's Gross Income Tax totaled $10.6 billion, the Sales and Use Tax totaled $8.1 billion, and the Corporation Business Tax totaled $2.3 billion. The State's three major taxes comprised 79.4% of the total general taxes that were collected during Fiscal Year 2011. The State's economy showed a slight improvement, as indicated by the $824.4 million increase in general taxes when compared to Fiscal Year 2010.

     Fiscal Year 2011 expenses totaled $61.2 billion, for a decrease of $1.8 billion in comparison to the prior fiscal year. State spending increased by $402.8 million in physical and mental health, $66.4 million in economic planning, development, and security, and $44.5 million in government direction, management, and control, which were offset by decreases of $921.5 million in educational, cultural, and intellectual development, $472.8 million in community development and environmental management, and $1.0 billion in unemployment compensation.

     General Fund. The General Fund is the State's chief operating fund and is the fund into which all State revenues, not otherwise restricted by statute, are deposited. The General Fund's ending fund balance totaled $3.8 billion, of which $864.1 million represented unassigned fund balance.

     On a budgetary basis, general revenues of $29.2 billion were $4.1 billion lower than the final budget. The negative variance was primarily the result of unearned federal and other grant revenues of $2.1 billion, plus declines of $1.2 billion in other revenues, $419.5 million in services and assessments, and $497.4 million in taxes that were offset by a $26.2 million increase in licenses and fees. Federal and other grant revenues are not earned unless there has been a grant award and eligible grant expenses incurred. To the extent that federal and grant appropriations are made in anticipation of grant awards and the incurrence of grant expenditures, grant revenues are budgeted.

     Total expenditures were $4.7 billion lower than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the fiscal year. A major cause for under-spending resulted from the overestimate of federal funds; this practice allows the State to receive the maximum federal dollars that become available. During Fiscal Year 2011, the State's appropriation of federal Page 7 funds and other grants exceeded expenditures by $2.1 billion; these excess appropriations are available for use in future years. From a Fiscal Year 2011 program perspective, under-spending transpired in physical and mental health ($1.3 billion); community development and environmental management ($745.7 million); economic planning, development, and security ($706.5 million); public safety and criminal justice ($701.7 million); government direction, management, and control ($649.4 million); educational, cultural, and intellectual development ($438.9 million); special government services ($129.6 million); and transportation programs ($42.5 million).

     Net Assets. The State ended Fiscal Year 2011 with combined net assets for the primary government totaling a negative $34.2 billion. This amount represents a reduction of net assets of $5.2 billion from the prior fiscal year. Restricted net assets include funds used to pay unemployment claims and open space preservation. Capital assets, net of depreciation, are used by the State to provide services to citizens; consequently these assets are not available for future spending. Invested in capital assets, net of related debt, includes land, land improvements, buildings and improvements, machinery and equipment, infrastructure (roads, bridges, and other immovable assets), and construction in progress. The deficit in unrestricted governmental net assets arose primarily as a result of the cost of the State's school facilities construction program, depreciation expense related to capital assets, and certain liabilities, including but not limited to, the Net Pension Obligation and the Net Other Postemployment Benefits Obligation, that are required to be included in the government-wide financial statements.

     Changes in Net Assets. The State's Fiscal Year 2011 net assets decreased by $5.2 billion. Approximately 47.5% of the State's total revenues came from general taxes, while 31.7% was derived from operating grants. Charges for services amounted to 18.2% of total revenues, while other items such as capital grants, interest earnings, and miscellaneous revenues accounted for the remainder. State expenses cover a range of services. The largest expense, 23.0%, was for educational, cultural, and intellectual development, which includes approximately $222.6 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction. Government direction, management and control amounted to 19.1% of total expenses, while physical and mental health amounted to 18.6% .. Other major expenditures focused on economic planning, development, and security; public safety and criminal justice; and community development and environmental management. During Fiscal Year 2011, governmental activity expenses exceeded program revenues; this imbalance was mainly funded through $27.9 billion of general revenues (mostly taxes and transfers). The remaining $5.2 billion resulted in a decrease in net assets. The deficit net assets in the Business-type Activities of $784.0 million resulted from the Unemployment Compensation Fund's need to pay claims in excess of available resources.

     Debt Administration. The primary method for state financing of capital projects is through the sale of the general obligation bonds of the state. These bonds are backed by the full faith and credit of the state tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. General obligation debt must be approved by voter referendum and is used primarily to finance various environmental projects, transportation infrastructure, and correctional and institutional construction. As of June 30, 2011, New Jersey's outstanding long-term obligations for governmental activities totaled $65.1 billion, a $7.1 billion increase over the prior fiscal year. Of the $7.1 billion increase, $5.9 billion is attributable to increases in the Net Pension Obligation and Net Other Postemployment Benefits Obligation. Long-term bonded debt obligations totaled $38.1 billion, while other long-term obligations totaled $27.0 billion. In addition, the State has $7.2 billion of legislatively authorized bonding capacity that has not yet been issued. As of June 30, 2011, the legislatively authorized but unissued debt decreased by $1.6 billion

     Ratings. As of July 11, 2012, all outstanding general obligation bonds of the state of New Jersey are rated "AA-" with a stable outlook by Standard & Poor's Ratings Services. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the state of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the New Jersey Trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the New Jersey Trust, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the New Jersey Trust to pay interest on or principal of such bonds.

     Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

     In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

     Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. Recently passed legislation calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. This new legislation includes the creation of a Financial Oversight Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm--Leach--Bliley Act repealed most of the barriers set up by the 1933 Glass--Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

     The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust's portfolio.

     The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/ dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

     Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/ or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member states of the European Union ("EU"), as of such date) established fixed conversion rates between their existing sovereign currencies and the Euro. On such date the Euro became the official currency of these eleven countries. The participating countries do not control their own monetary policies by directing independent interest rates for their currencies. Greece, Slovenia, Cyprus and Malta have also adopted the Euro as their official currency. In these member states, the authority to direct monetary policy, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. The conversion of the national currencies of the participating countries to the Euro could negatively impact the market rate of the exchange between such currencies (or the Euro) and the U.S. dollar. As of January 1, 2012, there were 27 member states in the EU.

     In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The Euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the Euro conversion will have on any of the issuers of securities contained in a trust.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund may invest:

     o    generally are of below investment-grade credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.


     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies ("Small-Cap Companies") or middle market capitalization companies ("Mid-Cap Companies") will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A)  As to the Income Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the securities as of the last business day of such calendar year;

     (2) The number of units outstanding on the last business day of such calendar year;

     (3) The redemption price based on the last evaluation made during such calendar year; and

     (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (3) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (4) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

     Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "backup withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company ("DTC") through an investor's brokers' account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trusts. The trusts are expected to hold one or more of the following:

     (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and

     (ii) shares (the "RIC Shares") in funds qualifying as regulated investment companies ("RICs") that are treated as interests in regulated investment companies for federal income tax purposes.

     It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Under the "Health Care and Education Reconciliation Act of 2010," income from a trust may also be subject to a new 3.8% "medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from the RIC Shares held by the Trust, are generally not included in your net investment income for purposes of this tax.

     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2013.

     Dividends from RIC Shares. Some dividends on the RIC Shares may be reported by the RIC as "capital gain dividends," generally taxable to you as long-term capital gains. Some or all of the capital gains dividends may be taxed at a maximum stated tax rate of 25%. Some dividends on the RIC Shares may qualify as "exempt interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. RICs are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a unit for six months or less or if your trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will generally be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

     Dividends Received Deduction. A corporation that owns units will generally not be entitled to the dividends received deduction with respect to many dividends received by your trust, because the dividends received deduction is generally not available for dividends from most foreign corporations or from RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC itself from certain domestic corporations may be reported by the RIC as being eligible for the dividends received deduction.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust's termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by your trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Because some of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

     Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions in respect of Units after December 31, 2013 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2014. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

     If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10 percent or more of a CFC (through the Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to the Trust or to you.

     A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If the Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

     New York Tax Status. Based on the advice of Dorsey & Whitney LLP, special counsel to the trusts for New York tax matters, under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation, and the income of your trust will be treated as the income of the unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

     California State Taxes. Chapman and Cutler LLP has examined the income tax laws of the State of California to determine its applicability to the California Municipal Trust and to the holders of units in such trust who are full-time residents of the State of California ("California Unitholders").

     The assets of the trust will consist of shares in entities each of which is taxed as a regulated investment company (each a "RIC" and collectively, the "RICs") for federal income tax purposes (the "RIC Shares").

     Neither the sponsor nor its counsel have independently examined the RIC Shares to be deposited in and held in the trust. In rendering its opinion, Chapman and Cutler LLP has assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes and (ii) at the close of each quarter of the taxable year of each RIC, at least 50 percent of the value of such RIC's total assets consists of obligations the interest on which is exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the "California Personal Income Tax").

     In the opinion of Chapman & Cutler LLP, counsel to the sponsor, in summary under existing California Law:

     1) The trust is not an association taxable as a corporation for purposes of the California Corporation Tax Law, and each California Unitholder will be treated as the owner of a pro rata portion of the trust, and the income of such portion of the trust will be treated as the income of the California Unitholders under the California Personal Income Tax.

     2) The portion of each dividend paid by a RIC to the trust and distributed to a California Unitholder which (i) is excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, (ii) is properly reported as an exempt-interest dividend for California income tax purposes in written statements furnished to its shareholders and
          (iii) does not exceed the amount of interest received by the RIC during its taxable year (minus certain non-deductible expenses) on obligations the interest on which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the trust and distributed to a California Unitholder. However, dividends other than exempt-interest dividends paid by a RIC will generally be taxable for purposes of the California Personal Income Tax.

     3) Each California Unitholder of the trust will generally recognize gain or loss for California Personal Income Tax purposes if the trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when the California Unitholder redeems or sells units of the trust, to the extent that such a transaction results in a recognized gain or loss to such California Unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and California Unitholders are advised to consult their own tax advisers.

     4) Under the California Personal Income Tax, interest on indebtedness incurred or continued by a California Unitholder to purchase units in the trust is not deductible for purposes of the California Personal Income Tax.

     Chapman and Cutler LLP has expressed no opinion with respect to taxation under any other provisions of the California law. This disclosure does not address the taxation of persons other than full time residents of California and relates only to California Unitholders subject to the California Personal Income Tax. Chapman and Cutler LLP has expressed no opinion with respect to the taxation of California Unitholders subject to the California Corporation Tax Law and such California Unitholders are advised to consult their own tax advisers. Please note, however, that dividends from the RIC Shares attributed to a California Unitholder that is subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax and its California income tax. Neither the Sponsor nor its counsel has independently examined any of the RIC Shares to be deposited and held in the trust or the opinions of bond counsel with respect thereto. Ownership of the units may result in collateral California tax consequences to certain taxpayers and prospective investors should consult their tax advisers.

     New Jersey State Taxes. Herold Law, P.A., Special Counsel to the trust for New Jersey tax matters, has examined the income tax laws of the State of New Jersey to determine its applicability to Guggenheim Defined Portfolios, Series 852, New Jersey Municipal Portfolio of CEFs, Series 9 ("New Jersey Trust") and its Unitholders.

     In connection therewith, Herold Law, P.A. has examined the prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other documents as they have deemed pertinent. The assets of the New Jersey Trust will consist of a diversified portfolio of common stocks issued by closed-end investment companies, a majority of portfolios of which are concentrated in tax-exempt interest-bearing obligations issued by or on behalf of the State of New Jersey, and counties, municipalities, authorities and other political subdivisions thereof, and certain territories of the United States (such closed-end investment companies to be referred to as "New Jersey Closed-End Funds"). Each New Jersey Closed-End Fund qualifies as a "qualified investment fund" within the meaning of the New Jersey Gross Income Tax. In the event the New Jersey Trust consists of assets other than New Jersey Closed-End Funds, there will be New Jersey tax consequences different from or in addition to those described in this section.

     Neither the Sponsor nor its counsel have independently examined the New Jersey Closed-End Funds to be deposited in and held in the New Jersey Trust. However, although no opinion is expressed with respect to the issuance of the New Jersey Closed-End Funds, in rendering the opinion expressed herein, it has been assumed that (i) each New Jersey Closed-End Fund qualifies as a regulated investment company for federal income tax purposes, and (ii) each New Jersey Closed-End Fund satisfies the reporting and definitional requirements of a "qualified investment fund" under the New Jersey Gross Income Tax.

     Based upon the foregoing, if the New Jersey Trust is at all times operated in accordance with its governing documents and certain requirements of New Jersey tax law are met, and upon an investigation of such matters of law as were considered to be applicable, Herold Law, P.A. is of the opinion that, under existing provisions of the law of the State of New Jersey as of the date hereof:

     1. The New Jersey Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

     2. With respect to the non-corporate Unit holders who are residents of New Jersey, the income of the New Jersey Trust which is allocable to each such Unit holder will be treated as the income of such Unit holder under the New Jersey Gross Income Tax. Interest received by the New Jersey Trust from the underlying New Jersey Closed-End Funds which would be exempt from New Jersey Gross Income Tax if directly received by such Unit holder will retain its status as tax-exempt interest when received by the New Jersey Trust and distributed to such Unit holder.

     3. A non-corporate Unit holder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey Trust disposes of an interest in a New Jersey Closed-End Fund (whether by redemption, sale or otherwise) or when the non-corporate Unit holder redeems or sells Units of the New Jersey Trust. Any loss realized on such disposition may not be utilized to offset gains realized by such Unit holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

     4. Units of the New Jersey Trust may be taxable on the death of a Unit holder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

     5. If a Unit holder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the New Jersey Closed-End Funds in the New Jersey Series which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey Closed-End Funds by the New Jersey Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

     Any statements regarding tax matters made herein, including any attachments, cannot be relied upon by any person to avoid tax penalties and are not intended to be used or referred to in any marketing or promotional materials. To the extent this communication contains a tax statement or tax advice, Herold Law, P.A. does not and will not impose any limitation on disclosure of the tax treatment or tax structure of any transactions to which such tax statement or tax advice relates.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Description of Ratings

Standard & Poor's Issue Credit Ratings

     A Standard & Poor's issue credit rating is a forward-looking opinion about the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

     Issue credit ratings can be either long term or short term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days, including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

     The ratings and other credit related opinions of Standard & Poor's and its affiliates are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or make any investment decisions. Standard & Poor's assumes no obligation to update any information following publication. Users of ratings and credit related opinions should not rely on them in making any investment decision. Standard & Poor's opinions and analyses do not address the suitability of any security. Standard & Poor's Financial Services LLC does not act as a fiduciary or an investment advisor. While Standard & Poor's has obtained information from sources it believes to be reliable, Standard & Poor's does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and credit related opinions may be changed, suspended, or withdrawn at any time.

     Long-term issue credit ratings

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations).

     AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA An obligation rated "AA" differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

          Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

     B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

     CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

     CC An obligation rated "CC" is currently highly vulnerable to nonpayment.

     C A "C" rating is assigned to obligations that are CURRENTLY HIGHLY VULNERABLE to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the 'C' rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

     D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.


                         GUGGENHEIM DEFINED PORTFOLIOS

                     GUGGENHEIM PORTFOLIO PROSPECTUS-PART B

                                 JULY 11, 2012

Where to Learn More
You can contact us for free information about this and other investments.

Visit us on the Internet
http://www.guggenheimfunds.com

Call Guggenheim Funds
(800) 345-7999
Pricing Line (888) 248-4954

Call the Bank of New York Mellon
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information

     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail: publicinfo@sec.gov
Write:  Public Reference Room
        Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on the operation of the Public
          Reference Room)

     When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Contents                                              Investment Summary
--------------------------------------------------------------------------------
2 Overview

California Municipal Portfolio of CEFs, Series 7
--------------------------------------------------------------------------------
A concise description of essential information about the portfolio.

2   Investment Objective              3 Principal Risks
2   Principal Investment Strategy     5 Tax Status
2   Security Selection                6 Who Should Invest
3   Future Trusts                     6 Fees and Expenses
3   Essential Information             7 Example
3   Portfolio Diversification         8 Trust Portfolio

New Jersey Municipal Portfolio of CEFs, Series 10
--------------------------------------------------------------------------------
A concise description of essential information about the portfolio.

9   Investment Objective             10 Principal Risks
9   Principal Investment Strategy    12 Tax Status
9   Security Selection               13 Who Should Invest
9   Future Trusts                    13 Fees and Expenses
10 Essential Information             14 Example
10 Portfolio Diversification         15 Trust Portfolio

Multiple Asset Portfolio Plust, Series 42
--------------------------------------------------------------------------------
A concise description of essential information about the portfolio.

16 Investment Objective              19 Principal Risks
16 Principal Investment Strategy     23 Who Should Invest
16 Security Selection                24 Fees and Expenses
18 Future Trusts                     25 Example
19 Essential Information             26 Trust Portfolio
19 Portfolio Diversification

Diversified Income Wave Portfolio, Series 33
--------------------------------------------------------------------------------
A concise description of essential information about the portfolio.

29 Investment Objective              30 Principal Risks
29 Principal Investment Strategy     35 Who Should Invest
29 Security Selection                35 Fees and Expenses
30 Future Trusts                     36 Example
30 Essential Information             37 Trust Portfolio
30 Portfolio Diversification

                                                Understanding Your Investments
--------------------------------------------------------------------------------
Detailed information to help you understand your investment.

39 How to Buy Units                  58 General Information
44 How to Sell Your Units            59 Expenses
46 Distributions                     60 Report of Independent Registered Public
46 Investment Risks                        Accounting Firm
57 How the Trust Works               61 Statements of Financial Condition

For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More
--------------------------------------------------------------------------------
You can contact us for     Visit us on the Internet
free information about     http://www.guggenheimfunds.com
these investments.         Call Guggenheim Funds (800) 345-7999
                           Pricing Line (888) 248-4954
                           Call The Bank of New York Mellon
                           (800) 701-8178 (investors) / (800) 647-3383 (brokers)

Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

    E-mail:       publicinfo@sec.gov
    Write:        Public Reference Room, Washington, D.C. 20549-0102
    Visit:        http://www.sec.gov (EDGAR Database)
    Call:         1-202-942-8090 (only for information on
                  the operation of the Public Reference Room)

Refer to:
    Guggenheim Defined Portfolios, Series 921
    Securities Act file number: 333-181393
    Investment Company Act file number: 811-03763

When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

GUGGENHEIM LOGO

PROSPECTUS

California Municipal Portfolio of CEFs, Series 7

New Jersey Municipal Portfolio of CEFs, Series 10

Multiple Asset Portfolio Plus, Series 42

Diversified Income Wave Portfolio, Series 33

UNIT INVESTMENT TRUSTS

Guggenheim Defined Portfolios Series 921

DATED JULY 11, 2012



                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

      A.    Bonding Arrangements of Depositor:

      The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                        INSURER/POLICY NO.                        AMOUNT

                 National Union Fire Insurance
                 Company of Pittsburgh,                         $4,000,000
                 Pennsylvania
                 5692790


      B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                        Exhibits as listed on the List of Exhibits


                                   SIGNATURES

      The Registrant, Guggenheim Defined Portfolios, Series 921 hereby identifies Guggenheim Defined Portfolios, Series 925, Guggenheim Defined Portfolios, Series 919, Guggenheim Defined Portfolios, Series 916, Guggenheim Defined Portfolios, Series 915, Guggenheim Defined Portfolios, Series 913, Guggenheim Defined Portfolios, Series 912, Guggenheim Defined Portfolios, Series 910, Guggenheim Defined Portfolios, Series 908, Guggenheim Defined Portfolios, Series 901, Guggenheim Defined Portfolios, Series 900, Guggenheim Defined Portfolios, Series 897, Guggenheim Defined Portfolios, Series 889, Guggenheim Defined Portfolios, Series 888, Guggenheim Defined Portfolios, Series 880, Guggenheim Defined Portfolios, Series 879, Guggenheim Defined Portfolios, Series 877, Guggenheim Defined Portfolios, Series 876, Guggenheim Defined Portfolios, Series 874, Guggenheim Defined Portfolios, Series 863, Guggenheim Defined Portfolios, Series 847, Guggenheim Defined Portfolios, Series 846, Guggenheim Defined Portfolios, Series 842, Guggenheim Defined Portfolios, Series 840, Guggenheim Defined Portfolios, Series 832, Guggenheim Defined Portfolios, Series 817, Guggenheim Defined Portfolios, Series 814, Guggenheim Defined Portfolios, Series 813, Guggenheim Defined Portfolios, Series 811, Guggenheim Defined Portfolios, Series 805, Guggenheim Defined Portfolios, Series 792, Guggenheim Defined Portfolios, Series 791, Guggenheim Defined Portfolios, Series 788, Guggenheim Defined Portfolios, Series 779, Guggenheim Defined Portfolios, Series 767, Guggenheim Defined Portfolios, Series 766, Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Guggenheim Defined Portfolios, Series 747, Guggenheim Defined Portfolios, Series 746, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 921 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 11th day of July, 2012.

                                       GUGGENHEIM DEFINED PORTFOLIOS, SERIES 921
                                                                    (Registrant)

                                           By GUGGENHEIM FUNDS DISTRIBUTORS, LLC
                                                                     (Depositor)

                                                           By /s/ Kevin Robinson
                                                           ---------------------
                                                                 Kevin Robinson,
                                                   General Counsel and Secretary





      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                           TITLE                                  DATE
                                                                            )    By:    /s/ Kevin Robinson
                                                                                        ------------------
                                                                            )           Kevin Robinson
                                                                            )           Attorney-in-Fact*
                                                                            )
DONALD CACCIAPAGLIA*                    Chief Executive Officer and         )           July 11, 2012
                                        President of Guggenheim Funds       )
                                        Distributors, LLC                   )
                                                                            )
BRUCE ALBELDA*                          Chief Financial Officer of          )           July 11, 2012
                                        Guggenheim Funds Distributors,      )
                                        LLC                                 )
                                                                            )
DOMINICK COGLIANDRO*                    Chief Operating Officer of          )           July 11, 2012
                                        Guggenheim Funds Distributors,      )
                                        LLC                                 )

FARHAN SHARAFF                          Chief Investment Officer of
                                        Guggenheim Funds Distributors,
                                        LLC

/s/ Kevin Robinson                      General Counsel and Secretary of                July 11, 2012
------------------                      Guggenheim Funds Distributors,
KEVIN ROBINSON                          LLC


------------------
*     An executed copy of the related powers of attorney were filed as Exhibit
      6.0 to Amendment No. 1 to the Registration Statement of Guggenheim Defined Portfolios, Series 909 on June 7, 2012.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.3 and 3.4 to the Registration Statement.

                          CONSENT OF HAROLD LAW, P.A.

The consent of Harold Law, P.A. to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.5 to the Registration Statement.


                                LIST OF EXHIBITS

      1.1   Reference Trust Agreement.

    1.1.1   Standard Terms and Conditions of Trust (Reference is made to Exhibit
            1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

      2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

      3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

      3.2 Opinion of counsel as to Federal and California income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

      3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

      3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

      3.5 Opinion of counsel as to New Jersey state income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

      4.1   Consent of Independent Registered Public Accounting Firm.

      6.0 Powers of Attorney authorizing Kevin Robinson to execute the Registration Statement. (Reference is made to Exhibit 6.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 909 (File No. 333-180859) filed on June 7, 2012)